| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): | OFFICIAL USE ONLY |

**WARNING:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS**

☐ APPLICATION          ☑ AMENDMENT

1. State the name of the applicant: NASDAQ OMX PHLX LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   One Liberty Plaza, New York NY 10006

3. Provide the applicant's mailing address (if different):

   Office of General Counsel 805 King Farm Blvd., Rockville Md 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone = 301-978-8400   /   Fax = 301-978-8472

   (Telephone)                    (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   John Yetter          Vice President, Office of General Counsel          301-978-8497

   (Name)               (Title)                         (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Edward S. Knight  805 King Farm Blvd., Rockville MD 20850

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant:   ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/16/2005      (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/15
      (MM/DD/YY)

By: _____          NASDAQ OMX PHLX LLC
      (Signature)                     (Name of applicant)

Subscribed and sworn before me this 29th day of June, 2015 by

      Vice President / John M. Yetter
      (Printed Name and Title)

My Commission expires _____  County of _____  State of _____  (Notary Public)

Colleen M. Steele

*This page must always be completed in full with original, manual signature and notary public.*
*Affix notary stamp or seal where applicable.*

NOTARY PUBLIC
Montgomery County, Maryland
My Commission Expires 1/29/2016

4



805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 29, 2015

*Via Overnight Mail*

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 29, 2015

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ OMX PHLX, Inc. is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President and Deputy General Counsel

# NASDAQ OMX PHLX LLC


# FORM 1 - Amendment of June 29, 2015

# NASDAQ OMX PHLX LLC

## EXHIBITS

Exhibit A    Articles of Incorporation, By-Laws, and Rules

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B    All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C    Subsidiaries and Affiliates of the Exchange (as of 4/15/15)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D    Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 4/15/15)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E    Operation of Electronic Trading System

Not applicable.

Exhibit F    Forms: Membership and Member

The information is available at http://nasdaqtrader.com/Micro.aspx?id=PHLXMembership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G    Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

| Exhibit H | Forms: Company Listings |
|---|---|

Not applicable.

| Exhibit I | Financial Statement of Exchange |
|---|---|

The audited financial statements for NASDAQ OMX PHLX are attached. The audited financial statements for The Nasdaq Stock Market Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for The NASDAQ OMX Group, Inc. for the fiscal year ended December 31, 2013 are attached and are available at http://www.sec.gov/Archives/edgar/data/1120193/000112019315000000 3/ndaq-20141231x10k.htm

| Exhibit J | List of Officers, Governors, and Members of Standing Committees |
|---|---|

This information is kept up-to-date and available to the Commission and the public upon request.

| Exhibit K | List of Shareholders or Partners of the Exchange |
|---|---|

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The NASDAQ OMX Group, Inc. is the sole shareholder of NASDAQ OMX PHLX LLC, a Delaware corporation. All additional information required under Exhibit K for The NASDAQ OMX Group, Inc. can be found in the Amendments to Form 1 filed separately by The NASDAQ Stock Market, LLC. NASDAQ OMX PHLX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

| Exhibit L | Membership Criteria. |
|---|---|

Not applicable

| Exhibit M | Membership Information |
|---|---|

This information is kept up-to-date and available to the Commission and the public upon request.

| Exhibit N | Schedule of Securities |
|---|---|

This information is kept up-to-date and available to the Commission and the public upon request.

# NASDAQ OMX PHLX LLC

# FORM 1 - Amendment of June 29, 2015

# EXHIBIT C

# Subsidiaries and Affiliates of the Exchange[1]

## U.S. Entities

1. Boston Stock Exchange Clearing Corporation
2. Bwise Internal Control Inc.
3. Consolidated Securities Source LLC
4. Directors Desk, LLC
5. Dorsey, Wright & Associates, LLC
6. ExactEquity, LLC
7. Execution Access, LLC
8. FinQloud LLC
9. FINRA/NASDAQ Trade Reporting Facility LLC
10. FTEN, Inc.
11. GlobeNewswire, Inc.
12. GraniteBlock, Inc.
13. Granite Redux, Inc.
14. Inet Futures Exchange, LLC
15. Kleos Managed Services Holdings, LLC
16. Kleos Managed Services, L.P.
17. NASDAQ Energy Futures, LLC
18. Nasdaq Execution Services, LLC
19. NASDAQ Futures, Inc.
20. NASDAQ Global, Inc.
21. Nasdaq International Market Initiatives, Inc.
22. NASDAQ OMX BX Equities LLC
23. NASDAQ OMX BX, Inc.
24. NASDAQ OMX Commodities Clearing Company (merged out of existence in 2014)
25. NASDAQ OMX Commodities Clearing LLC
26. NASDAQ OMX Corporate Solutions, Inc.
27. NASDAQ OMX Corporate Solutions, LLC
28. NASDAQ OMX Event Technologies LLC
29. NASDAQ OMX Information, LLC
30. NASDAQ OMX (San Francisco) Insurance LLC
31. NASDAQ Options Services, LLC
32. Nasdaq Technology Services, LLC
33. Norway Acquisition LLC
34. NPM Securities, LLC
35. OM Technology (US) Inc. (dissolved in 2014)
36. OMX (US) Inc. (merged out of existence in 2014)
37. The NASDAQ OMX Group Educational Foundation, Inc.
38. The NASDAQ OMX Group, Inc.
39. The NASDAQ Options Market LLC
40. The NASDAQ Private Market, LLC
41. The NASDAQ Stock Market LLC

---

[1] This list does not include branches of any of the subsidiaries or affiliates.

42. The Stock Clearing Corporation of Philadelphia

## Non-U.S. Entities

1. AB NASDAQ OMX Vilnius
2. AS eCSD Expert
3. AS Eesti Väärtpaberikeskus
4. AS Latvijas Centralais depozitarijs
5. Bwise Beheer B.V.
6. Bwise B.V.
7. Bwise Development B.V.
8. Bwise Germany GmbH
9. Bwise Holding B.V.
10. "Central Depository of Armenia" Open Joint Stock Company
11. Clearing Control CC AB
12. Egypt for Information Dissemination Company
13. Eignarhaldsfelagid Verdbrefathing hf.
14. European Central Counterparty N.V.
15. FTEN Europe Ltd
16. Hugin AS
17. Indxis Ltd
18. Lithuanian Central Securities Depository
19. Nasdaq Canada Inc.
20. Nasdaq CSD Iceland hf.
21. Nasdaq International Ltd
22. "NASDAQ OMX Armenia" Open Joint Stock Company
23. NASDAQ OMX Australia Holding Pty Ltd
24. NASDAQ OMX Broker Services AB
25. NASDAQ OMX Clearing AB
26. NASDAQ OMX Copenhagen A/S
27. NASDAQ OMX Corporate Solutions (India) Private Limited
28. NASDAQ OMX Corporate Solutions International Limited
29. NASDAQ OMX Derivatives A/S (liquidated and deregistered in 2014)
30. NASDAQ OMX Exchange and Clearing Services AB
31. NASDAQ OMX Europe Ltd
32. NASDAQ OMX France SAS
33. NASDAQ OMX Germany GmbH
34. NASDAQ OMX Helsinki Ltd
35. NASDAQ OMX Holding AB
36. NASDAQ OMX Holding Denmark A/S
37. NASDAQ OMX Holding Luxembourg Sàrl
38. NASDAQ OMX Iceland hf.
39. NASDAQ OMX Korea Ltd.
40. NASDAQ OMX NLX Ltd
41. NASDAQ OMX Nordic Ltd
42. NASDAQ OMX Oslo ASA
43. NASDAQ OMX Riga, AS
44. NASDAQ OMX (South East Asia & Pacific) Pte. Ltd.

45. NASDAQ OMX Stockholm AB
46. NASDAQ OMX Tallinn AS
47. NASDAQ OMX Teknoloji Servisi Limited Sirketi
48. Nasdaq Vilnius Services UAB
49. NOS Clearing ASA (merged out of existence in 2014)
50. OMX AB
51. OMX Capital Insurance AG (removed from the register in 2014)
52. OMX Ltd
53. OMX Netherlands B.V.
54. OMX Netherlands Holding B.V.
55. OMX Pty Ltd
56. OMX Technology AB
57. OMX Technology Canada Inc.
58. OMX Technology Energy Systems AS
59. OMX Technology (Ireland) Ltd (dissolved in 2014)
60. OMX Technology Italy Srl
61. OMX Technology Japan Ltd
62. OMX Technology Ltd
63. OMX Technology (UK) Ltd
64. OMX Treasury AB
65. OMX Treasury Euro AB
66. OMX Treasury Euro Holding AB
67. Shareholder.com B.V.
68. SMARTS (Asia) Ltd
69. SMARTS Broker Compliance Pty Ltd
70. SMARTS Group Europe Ltd
71. SMARTS Group Holdings Pty Ltd
72. SMARTS Market Surveillance Pty Ltd
73. TOM Broker B.V.
74. TOM B.V.
75. TOM Holding N.V.

# NASDAQ OMX PHLX LLC

# FORM 1 - Amendment of June 29, 2015

# EXHIBIT D

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Boston Stock Exchange Clearing Corporation**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 51 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 15 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 67 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 1,400 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 10 |
| **Total Long Term Assets** | 1,410 |
| **Total Assets** | 1,477 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (59) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | (59) |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 564 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 564 |
| **Total Liabilities** | 505 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 2,204 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (1,232) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 972 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 972 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 1,477 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 1 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2** |
| **Operating Income** | **(2)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(2)** |
| **Income Tax Provisions** | **(1)** |
| **Net Income** | **(1)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(1)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Internal Control Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 579 |
| Investments | 0 |
| Total Receivables - Net | 3,671 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 220 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **4,470** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 820 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **820** |
| **Total Assets** | **5,290** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4,268 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 457 |
| Deferred Revenue | 2,669 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 342 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **7,735** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **7,735** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (2,315) |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (130) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **(2,445)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(2,445)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **5,290** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Bwise Internal Control Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 10,590 |
| Other Revenues | (1,161) |
|  |  |
| **Total Revenues** | 9,429 |
|  |  |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
|  |  |
| **Revenues less Cost of Revenues** | 9,429 |
|  |  |
| **Operating Expenses:** |  |
| Compensation and Benefits | 5,343 |
| Marketing and Advertising | 240 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 1,284 |
| Computer Ops and Data Communication | 289 |
| Occupancy | 214 |
| Regulatory | 0 |
| General Administrative and Other | 869 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 8,240 |
|  |  |
| **Operating Income** | 1,189 |
|  |  |
| Total Interest Income | (0) |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
|  |  |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
|  |  |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
|  |  |
| **Net Income Before Taxes** | 1,189 |
|  |  |
| **Income Tax Provisions** | 7 |
|  |  |
| **Net Income** | 1,181 |
|  |  |
| Net (income) expense attributable to noncontrolling interests | 0 |
|  |  |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 1,181 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Consolidated Securities Source LLC**
(in thousands, unaudited)

Note: Consolidated Securities Source LLC is a new entity in 2015
therefore there is no data available in 2014

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Directors Desk, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
| --- | --- |
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 1,943 |
| Current Deferred Tax | 104 |
| Current Restricted Cash | 0 |
| Other Current Assets | 19,515 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 21,563 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 58 |
| Goodwill | 6,573 |
| Other Intangibles | 569 |
| Non Current Deferred Taxes | 13 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 7,213 |
| **Total Assets** | 28,775 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 29 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 44 |
| Deferred Revenue | 6,185 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 107 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 6,365 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 1,205 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 275 |
| **Long Term Liabilities** | 1,480 |
| **Total Liabilities** | 7,845 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,581 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 16,349 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 20,930 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 20,930 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 28,775 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Directors Desk, LLC**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 13,650 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 13,650 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 13,650 |
| **Operating Expenses:** | |
| Compensation and Benefits | 17 |
| Marketing and Advertising | 123 |
| Depr and Amortization | 62 |
| Professional and Contract Services | 55 |
| Computer Ops and Data Communication | 68 |
| Occupancy | 82 |
| Regulatory | 0 |
| General Administrative and Other | 715 |
| Merger Related Expenses Total | 410 |
| **Total Operating Expenses** | 1,532 |
| **Operating Income** | 12,117 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 12,117 |
| **Income Tax Provisions** | 4,791 |
| **Net Income** | 7,326 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 7,326 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Dorsey, Wright & Associates, LLC**
(in thousands, unaudited)

Note: Dorsey, Wright & Associates, LLC  is a new entity in 2015
therefore there is no data available for 2014

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - ExactEquity, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 118 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 14 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **132** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 1,861 |
| Other Intangibles | 1,057 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **2,918** |
| **Total Assets** | **3,050** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 11 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 14 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **25** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 14 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **14** |
| **Total Liabilities** | **39** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 11 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **3,011** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,011** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,050** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - ExactEquity, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 101 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **101** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **101** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 82 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 1 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **83** |
| **Operating Income** | **19** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **19** |
| **Income Tax Provisions** | **8** |
| **Net Income** | **11** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **11** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Execution Access, LLC**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 42,990 |
| Investments | 0 |
| Total Receivables - Net | 3,167 |
| Current Deferred Tax | 314 |
| Current Restricted Cash | 250 |
| Other Current Assets | 19,008 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 65,729 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | 65,729 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 571 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,144 |
| Deferred Revenue | 333 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 7,024 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 9,073 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 58 |
| **Long Term Liabilities** | 58 |
| **Total Liabilities** | 9,131 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 50,855 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 5,742 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 56,598 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 56,598 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 65,729 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Execution Access, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 49,781 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 49,781 |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | (4,286) |
| **Total Cost of Revenues** | (4,286) |
| | |
| **Revenues less Cost of Revenues** | 45,495 |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 3,382 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 9 |
| Computer Ops and Data Communication | 120 |
| Occupancy | 295 |
| Regulatory | 0 |
| General Administrative and Other | 2,080 |
| Merger Related Expenses Total | 553 |
| **Total Operating Expenses** | 6,439 |
| | |
| **Operating Income** | 39,056 |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | 39,056 |
| | |
| **Income Tax Provisions** | 26,093 |
| | |
| **Net Income** | 12,963 |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 12,963 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - FinQloud LLC**
(in thousands, unaudited)

Note: FinQloud LLC (formerly Urban Labs LLC) did not have any
activity in 2011 - 2013.

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - FINRA/NASDAQ Trade Reporting Facility LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 7,724 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 25,734 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **33,458** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **33,458** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,900 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 187 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **2,088** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,088** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 27,371 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **31,371** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **31,371** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **33,458** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - FINRA/NASDAQ Trade Reporting Facility LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 20,556 |
| Global Listing Services | 0 |
| Global Information Services | 8,942 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 29,498 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 29,498 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 645 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 10,324 |
| General Administrative and Other | 1,001 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 11,971 |
| **Operating Income** | 17,527 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 17,527 |
| **Income Tax Provisions** | 7,390 |
| **Net Income** | 10,138 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 10,138 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - FTEN, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 3,859 |
| Current Deferred Tax | 721 |
| Current Restricted Cash | 0 |
| Other Current Assets | 50,259 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 54,839 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 2,952 |
| Goodwill | 585,751 |
| Other Intangibles | 661,264 |
| Non Current Deferred Taxes | 5,724 |
| Other Long Term Assets | 52,512 |
| **Total Long Term Assets** | 1,308,204 |
| **Total Assets** | 1,363,043 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 216 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 2,165 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,856 |
| Current Deferred Tax Liability | 289 |
| **Current Liabilities** | 4,525 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 8,833 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 342 |
| **Long Term Liabilities** | 9,176 |
| **Total Liabilities** | 13,701 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,405,022 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (55,680) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 1,349,342 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 1,349,342 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 1,363,043 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - FTEN, Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 15,846 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | (31) |
| **Total Revenues** | **15,815** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **15,815** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,400 |
| Marketing and Advertising | 15 |
| Depr and Amortization | 13,747 |
| Professional and Contract Services | 93 |
| Computer Ops and Data Communication | 4,079 |
| Occupancy | 1,095 |
| Regulatory | 0 |
| General Administrative and Other | 2,142 |
| Merger Related Expenses Total | 51 |
| **Total Operating Expenses** | **23,622** |
| **Operating Income** | **(7,807)** |
| Total Interest Income | 2 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (39,553) |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(47,358)** |
| **Income Tax Provisions** | **(30,211)** |
| **Net Income** | **(17,147)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(17,147)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - GlobeNewswire, Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 3,883 |
| Current Deferred Tax | 51 |
| Current Restricted Cash | 0 |
| Other Current Assets | 37,947 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **41,881** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 28 |
| Goodwill | 12,684 |
| Other Intangibles | 752 |
| Non Current Deferred Taxes | 466 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **13,930** |
| **Total Assets** | **55,810** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 404 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 15 |
| Deferred Revenue | 824 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,776 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **5,019** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 289 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 9 |
| **Long Term Liabilities** | **298** |
| **Total Liabilities** | **5,317** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 13,653 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 36,840 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **50,493** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **50,493** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **55,810** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - GlobeNewswire, Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 26,735 |
| Market Technology Revenues | 0 |
| Other Revenues | 5,473 |
| **Total Revenues** | **32,208** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **32,208** |
| **Operating Expenses:** | |
| Compensation and Benefits | (260) |
| Marketing and Advertising | 1 |
| Depr and Amortization | 291 |
| Professional and Contract Services | 1,737 |
| Computer Ops and Data Communication | 26 |
| Occupancy | 545 |
| Regulatory | 0 |
| General Administrative and Other | 1,964 |
| Merger Related Expenses Total | 14 |
| **Total Operating Expenses** | **4,318** |
| **Operating Income** | **27,889** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 27,889 |
| **Income Tax Provisions** | 10,383 |
| **Net Income** | 17,507 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 17,507 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - GraniteBlock, Inc.**
(in thousands, unaudited)

Note: GraniteBlock, Inc. is a new entity in 2015 therefore there is no
data available in 2014

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Granite Redux, Inc.**
(in thousands, unaudited)

Note: Granite Redux, Inc. is a new entity in 2015 therefore there is
no data available in 2014

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Inet Futures Exchange, LLC**
(in thousands, unaudited)

Note: Inet Futures Exchange, LLC did not have any activity in 2011 - 2013.

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Kleos Managed Services Holdings, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| | |
| **Total Current Assets** | **0** |
| | |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| | |
| **Total Long Term Assets** | **0** |
| | |
| **Total Assets** | **0** |
| | |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| | |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| | |
| **Total Liabilities** | **0** |
| | |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 0 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Kleos Managed Services Holdings, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Kleos Managed Services, L.P**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 1,517 |
| Current Deferred Tax | 836 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,278 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **4,630** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 10,583 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 1,033 |
| Other Long Term Assets | 36 |
| **Total Long Term Assets** | **11,652** |
| **Total Assets** | **16,282** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 615 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 2,118 |
| Deferred Revenue | 225 |
| Current Portion Capital Leases | 78 |
| Other Accrued Liabilities | 4,696 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **7,731** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 3,216 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 2,543 |
| **Long Term Liabilities** | **5,758** |
| **Total Liabilities** | **13,489** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,395 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 1,397 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **2,793** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **2,793** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **16,282** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Kleos Managed Services, L.P**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 13,396 |
| Global Listing Services | 0 |
| Global Information Services | 10,864 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **24,259** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **24,259** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 8,156 |
| Marketing and Advertising | 62 |
| Depr and Amortization | 1,451 |
| Professional and Contract Services | 441 |
| Computer Ops and Data Communication | 2,628 |
| Occupancy | 3,133 |
| Regulatory | 0 |
| General Administrative and Other | 4,504 |
| Merger Related Expenses Total | 2,559 |
| **Total Operating Expenses** | **22,934** |
| | |
| **Operating Income** | **1,326** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (575) |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **751** |
| | |
| **Income Tax Provisions** | **864** |
| | |
| **Net Income** | **(113)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(113)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Energy Futures, LLC**
(in thousands, unaudited)

Note: NASDAQ Energy Futures, LLC is a new entity in 2015
therefore there is no data available in 2014

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Execution Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 8,870 |
| Investments | 68 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 35 |
| Current Restricted Cash | 250 |
| Other Current Assets | 5,489 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 14,712 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 5,569 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 10 |
| **Total Long Term Assets** | 5,579 |
| **Total Assets** | 20,291 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2,703 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 137 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,566 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 4,407 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (1,933) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 40 |
| **Long Term Liabilities** | (1,893) |
| **Total Liabilities** | 2,514 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 23,308 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (5,531) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 17,777 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 17,777 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 20,291 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Nasdaq Execution Services, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 35,066 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 35,066 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | (31,931) |
| **Total Cost of Revenues** | (31,931) |
| **Revenues less Cost of Revenues** | 3,135 |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,690 |
| Marketing and Advertising | 1 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 2 |
| Computer Ops and Data Communication | 20 |
| Occupancy | 111 |
| Regulatory | 0 |
| General Administrative and Other | 270 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 2,095 |
| **Operating Income** | 1,040 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,040 |
| **Income Tax Provisions** | 210 |
| **Net Income** | 830 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 830 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Futures, Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 3,996 |
| Investments | 0 |
| Total Receivables - Net | 132 |
| Current Deferred Tax | 18 |
| Current Restricted Cash | 0 |
| Other Current Assets | 868 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **5,014** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 3 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 3 |
| **Total Long Term Assets** | **7** |
| **Total Assets** | **5,021** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 280 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 43 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 10 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **333** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (181) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 1 |
| **Long Term Liabilities** | **(180)** |
| **Total Liabilities** | **153** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 8,393 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (3,526) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **4,867** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **4,867** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **5,021** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ Futures, Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | (250) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **(250)** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **(250)** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 84 |
| Marketing and Advertising | 147 |
| Depr and Amortization | 122 |
| Professional and Contract Services | 41 |
| Computer Ops and Data Communication | 38 |
| Occupancy | 55 |
| Regulatory | 624 |
| General Administrative and Other | (405) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **706** |
| | |
| **Operating Income** | **(956)** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (1,201) |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **(2,157)** |
| | |
| **Income Tax Provisions** | **(863)** |
| | |
| **Net Income** | **(1,294)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(1,294)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Global, Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 220 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 472,746 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **472,966** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 61,727 |
| Other Long Term Assets | 4,820,318 |
| **Total Long Term Assets** | **4,882,045** |
| **Total Assets** | **5,355,011** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 332 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 254,055 |
| Current Deferred Tax Liability | 3,609 |
| **Current Liabilities** | **257,996** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 522 |
| **Long Term Liabilities** | **522** |
| **Total Liabilities** | **258,518** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,634,412 |
| Accumulated Other Comprehensive Income/(Loss) | (85,029) |
| Total Retained Earnings | 547,110 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **5,096,493** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **5,096,493** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **5,355,011** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ Global, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **0** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 94 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **94** |
| | |
| **Operating Income** | **(94)** |
| | |
| Total Interest Income | 6,384 |
| Total Interest Expense | (4,098) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **2,191** |
| | |
| **Income Tax Provisions** | **10,830** |
| | |
| **Net Income** | **(8,639)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(8,639)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq International Market Initiatives, Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 37 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 37 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (1) |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | (1) |
| **Total Assets** | 36 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 78 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 997 |
| Current Deferred Tax Liability | 10 |
| **Current Liabilities** | 1,089 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (1) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | (1) |
| **Total Liabilities** | 1,088 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,642 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (4,694) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | (1,052) |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | (1,052) |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 36 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Nasdaq International Market Initiatives, Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 326 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 13 |
| Computer Ops and Data Communication | 1 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 70 |
| Merger Related Expenses Total | 24 |
| **Total Operating Expenses** | 434 |
| **Operating Income** | **(434)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(434)** |
| **Income Tax Provisions** | **(152)** |
| **Net Income** | **(282)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(282)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX BX Equities LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 3 |
| Total Receivables - Net | 10,227 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 134,080 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **144,309** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **144,309** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,414 |
| SEC 31a Payable to the SEC | 11,099 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 264 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,390 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **14,167** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 47 |
| **Long Term Liabilities** | **47** |
| **Total Liabilities** | **14,215** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (15,300) |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 145,394 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **130,095** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **130,095** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **144,309** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX BX Equities LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 116,331 |
| Global Listing Services | 0 |
| Global Information Services | 16,024 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 405 |
| **Total Revenues** | **132,761** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | (49,855) |
| Brokerage, Clearance and Exchange Fees | (34,960) |
| **Total Cost of Revenues** | **(84,815)** |
| | |
| **Revenues less Cost of Revenues** | 47,946 |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 52 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 363 |
| General Administrative and Other | 1,723 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,138** |
| | |
| **Operating Income** | **45,808** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | 45,808 |
| | |
| **Income Tax Provisions** | **0** |
| | |
| **Net Income** | **45,808** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **45,808** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX BX, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 14 |
| Investments | 0 |
| Total Receivables - Net | 2,881 |
| Current Deferred Tax | 84 |
| Current Restricted Cash | 0 |
| Other Current Assets | 10 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,989** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 31,048 |
| Other Intangibles | 49,655 |
| Non Current Deferred Taxes | (677) |
| Other Long Term Assets | (3,798) |
| **Total Long Term Assets** | **76,227** |
| **Total Assets** | **79,216** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,120 |
| SEC 31a Payable to the SEC | 168 |
| Accrued Personnel Costs | (245) |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 23,522 |
| Current Deferred Tax Liability | 94 |
| **Current Liabilities** | **24,659** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 19,949 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 109 |
| **Long Term Liabilities** | **20,059** |
| **Total Liabilities** | **44,718** |
| **EQUITY** | |
| Common Stock Total | 8 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 50,227 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (15,736) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **34,499** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **34,499** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **79,216** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX BX, Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 14,882 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **14,882** |
| **COST OF REVENUES** | |
| Liquidity Rebates | (5,177) |
| Brokerage, Clearance and Exchange Fees | (998) |
| **Total Cost of Revenues** | **(6,175)** |
| **Revenues less Cost of Revenues** | **8,707** |
| **Operating Expenses:** | |
| Compensation and Benefits | 20 |
| Marketing and Advertising | 20 |
| Depr and Amortization | 118 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | (3) |
| Regulatory | 550 |
| General Administrative and Other | (468) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **238** |
| **Operating Income** | **8,469** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **8,469** |
| **Income Tax Provisions** | **13,314** |
| **Net Income** | **(4,846)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(4,846)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet NASDAQ OMX Commodities Clearing Company**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
| --- | --- |
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 0 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

The NASDAQ OMX Group, Inc.
**Unconsolidated Statement of Income - NASDAQ OMX Commodities Clearing Company**
(in thousands, unaudited)

| | Year Ended<br>December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 48 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **48** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **48** |
| **Operating Expenses:** | |
| Compensation and Benefits | 21 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (2) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **19** |
| **Operating Income** | **29** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 4,586 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **4,615** |
| **Income Tax Provisions** | **0** |
| **Net Income** | **4,615** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **4,615** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Commodities Clearing LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 24 |
| Current Deferred Tax | 12 |
| Current Restricted Cash | 0 |
| Other Current Assets | 43 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 79 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 75 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 1 |
| Other Long Term Assets | 90 |
| **Total Long Term Assets** | 167 |
| **Total Assets** | 245 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 784 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,681 |
| Current Deferred Tax Liability | 29 |
| **Current Liabilities** | 4,497 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 10 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 10 |
| **Total Liabilities** | 4,507 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,891 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (9,152) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | (4,261) |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | (4,261) |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 245 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Commodities Clearing LLC**
(in thousands, unaudited)

| | Year Ended<br>December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 293 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 293 |
| **COST OF REVENUES** | |
| Liquidity Rebates | . 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 293 |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 3 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 9 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 12 |
| **Operating Income** | 281 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | (4,586) |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (4,306) |
| **Income Tax Provisions** | (44) |
| **Net Income** | (4,261) |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (4,261) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 101 |
| Investments | 0 |
| Total Receivables - Net | 2,956 |
| Current Deferred Tax | 2 |
| Current Restricted Cash | 0 |
| Other Current Assets | 8,558 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 11,617 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 7,715 |
| Goodwill | 30,997 |
| Other Intangibles | 3,688 |
| Non Current Deferred Taxes | (100) |
| Other Long Term Assets | 18,256 |
| **Total Long Term Assets** | 60,555 |
| **Total Assets** | 72,172 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2,792 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | (612) |
| Deferred Revenue | (20) |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 7,628 |
| Current Deferred Tax Liability | 242 |
| **Current Liabilities** | 10,029 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 4,137 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 94 |
| **Long Term Liabilities** | 4,231 |
| **Total Liabilities** | 14,260 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 48,999 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 8,913 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 57,912 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 57,912 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 72,172 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 45,583 |
| Market Technology Revenues | 0 |
| Other Revenues | 7,377 |
| | |
| **Total Revenues** | **52,960** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **52,960** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 16,568 |
| Marketing and Advertising | 16 |
| Depr and Amortization | 1,096 |
| Professional and Contract Services | 9,615 |
| Computer Ops and Data Communication | 132 |
| Occupancy | 862 |
| Regulatory | 0 |
| General Administrative and Other | 6,290 |
| Merger Related Expenses Total | 2,060 |
| **Total Operating Expenses** | **36,639** |
| | |
| **Operating Income** | **16,321** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (416) |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **15,905** |
| | |
| **Income Tax Provisions** | **6,542** |
| | |
| **Net Income** | **9,363** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **9,363** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 39,121 |
| Current Deferred Tax | 5,392 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,996 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **47,510** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 31,808 |
| Goodwill | 215,720 |
| Other Intangibles | 53,952 |
| Non Current Deferred Taxes | 285 |
| Other Long Term Assets | 158 |
| **Total Long Term Assets** | **301,923** |
| **Total Assets** | **349,433** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 26,875 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 18,629 |
| Deferred Revenue | 31,097 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 17,817 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **94,419** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 19,665 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 494 |
| **Long Term Liabilities** | **20,159** |
| **Total Liabilities** | **114,578** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 252,852 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (17,997) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **234,854** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **234,854** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **349,433** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 139,174 |
| Market Technology Revenues | 0 |
| Other Revenues | 2,322 |
| **Total Revenues** | 141,496 |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 141,496 |
| **Operating Expenses:** | |
| Compensation and Benefits | 67,026 |
| Marketing and Advertising | 1,037 |
| Depr and Amortization | 9,748 |
| Professional and Contract Services | 37,932 |
| Computer Ops and Data Communication | 7,058 |
| Occupancy | 7,617 |
| Regulatory | 0 |
| General Administrative and Other | 31,033 |
| Merger Related Expenses Total | 15,924 |
| **Total Operating Expenses** | 177,374 |
| **Operating Income** | (35,878) |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (1,436) |
| FX Operating | 0 |
| **Net Income Before Taxes** | (37,314) |
| **Income Tax Provisions** | (15,911) |
| **Net Income** | (21,403) |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (21,403) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Event Technologies LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 0 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Event Technologies LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 731 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 731 |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 731 |
| **Operating Expenses:** | |
| Compensation and Benefits | 100 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 237 |
| Professional and Contract Services | 59 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 6 |
| Regulatory | 0 |
| General Administrative and Other | 833 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 1,235 |
| **Operating Income** | (504) |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | (1,345) |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (1,849) |
| **Income Tax Provisions** | (198) |
| **Net Income** | (1,651) |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (1,651) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Information, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 192 |
| Current Deferred Tax | 211 |
| Current Restricted Cash | 0 |
| Other Current Assets | 80,739 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **81,141** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **81,141** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 321 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 916 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,237** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 14 |
| **Long Term Liabilities** | **14** |
| **Total Liabilities** | **1,252** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 78,889 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **79,889** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **79,889** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **81,141** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Information, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 60 |
| Global Listing Services | 0 |
| Global Information Services | 51,666 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 21 |
| **Total Revenues** | **51,747** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **51,747** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 16 |
| Computer Ops and Data Communication | 318 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 1,764 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,098** |
| | |
| **Operating Income** | **49,649** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **49,649** |
| | |
| **Income Tax Provisions** | **20,960** |
| | |
| **Net Income** | **28,689** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **28,689** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX (San Francisco) Insurance LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | (209) |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,002 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **793** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 17,336 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **17,336** |
| **Total Assets** | **18,129** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 1,156 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 42 |
| **Long Term Liabilities** | **1,198** |
| **Total Liabilities** | **1,198** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 24,713 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (7,782) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **16,931** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **16,931** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **18,129** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX (San Francisco) Insurance LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | (1) |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 4 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (2) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1** |
| **Operating Income** | **(1)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(1)** |
| **Income Tax Provisions** | **(29)** |
| **Net Income** | **28** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **28** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Options Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 539 |
| Investments | 3 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 146 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **689** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 20 |
| **Total Long Term Assets** | **20** |
| **Total Assets** | **709** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 15 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 6 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **21** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **21** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,282 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (2,594) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **688** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **688** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **709** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ Options Services, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 1,505 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 1,505 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | (1,431) |
| **Total Cost of Revenues** | (1,431) |
| **Revenues less Cost of Revenues** | 74 |
| **Operating Expenses:** | |
| Compensation and Benefits | 47 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 3 |
| Occupancy | 6 |
| Regulatory | 0 |
| General Administrative and Other | 15 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 71 |
| **Operating Income** | 3 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 3 |
| **Income Tax Provisions** | 2 |
| **Net Income** | 1 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 1 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Technology Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | (221) |
| Current Deferred Tax | 1,599 |
| Current Restricted Cash | 0 |
| Other Current Assets | 130,227 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **131,605** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 1,476 |
| Other Long Term Assets | 3,862 |
| **Total Long Term Assets** | **5,338** |
| **Total Assets** | **136,944** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,357 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,723 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **5,080** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 5,763 |
| **Long Term Liabilities** | **5,763** |
| **Total Liabilities** | **10,843** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 20,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 106,101 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **126,101** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **126,101** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **136,944** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Nasdaq Technology Services, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 64,144 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **64,144** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **64,144** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 10 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 16 |
| Computer Ops and Data Communication | 2,133 |
| Occupancy | 34,658 |
| Regulatory | 0 |
| General Administrative and Other | 3,653 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **40,470** |
| **Operating Income** | **23,673** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **23,673** |
| **Income Tax Provisions** | **(624)** |
| **Net Income** | **24,297** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **24,297** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Norway Acquisition LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 8,444 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **8,444** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 23,603 |
| **Total Long Term Assets** | **23,603** |
| **Total Assets** | **32,047** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 176 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **176** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **176** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 23,548 |
| Accumulated Other Comprehensive Income/(Loss) | (31) |
| Total Retained Earnings | 8,354 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **31,871** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **31,871** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **32,047** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Norway Acquisition LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 2,786 |
| Other Revenues | 0 |
| **Total Revenues** | 2,786 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 2,786 |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 0 |
| **Operating Income** | 2,786 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 2,786 |
| **Income Tax Provisions** | 0 |
| **Net Income** | 2,786 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 2,786 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NPM Securities, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 250 |
| Investments | 0 |
| Total Receivables - Net | 138 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **388** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **388** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 257 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **257** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **257** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 250 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (119) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **131** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **131** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **388** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NPM Securities, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 45 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 45 |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 45 |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 234 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 7 |
| General Administrative and Other | 6 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **247** |
| **Operating Income** | **(202)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(202)** |
| **Income Tax Provisions** | **(84)** |
| **Net Income** | **(119)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(119)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OM Technology (US) Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (4,575) |
| Total Retained Earnings | 4,575 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - OM Technology (US) Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 1,051 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,051 |
| **Income Tax Provisions** | **0** |
| **Net Income** | 1,051 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 1,051 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX (US) Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| | |
| **Total Current Assets** | **0** |
| | |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| | |
| **Total Long Term Assets** | **0** |
| | |
| **Total Assets** | **0** |
| | |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| | |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| | |
| **Total Liabilities** | **0** |
| | |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 0 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX (US) Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 4,412 |
| | |
| **Total Revenues** | **4,412** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **4,412** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,081 |
| Marketing and Advertising | 46 |
| Depr and Amortization | 6 |
| Professional and Contract Services | 8 |
| Computer Ops and Data Communication | 5 |
| Occupancy | 273 |
| Regulatory | 0 |
| General Administrative and Other | 532 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,952** |
| | |
| **Operating Income** | **1,460** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 4,494 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **5,954** |
| | |
| **Income Tax Provisions** | **2,482** |
| | |
| **Net Income** | **3,472** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **3,472** |

**The NASDAQ OMX Group, Inc.**

Unconsolidated Financial Statements - The NASDAQ OMX Group Educational Foundation, Inc.

(in thousands, unaudited)

Note: The Nasdaq Stock Market Educational Foundation, Inc. is not a consolidated entity of The NASDAQ OMX Group, Inc. and therefore is not included.

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - The NASDAQ OMX Group, Inc.**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 271,482 |
| Investments | 2,500 |
| Total Receivables - Net | 66,003 |
| Current Deferred Tax | (11,274) |
| Current Restricted Cash | 0 |
| Other Current Assets | 469,364 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **798,075** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 57,417 |
| Goodwill | 10,453 |
| Other Intangibles | 3,096 |
| Non Current Deferred Taxes | 105,885 |
| Other Long Term Assets | 7,493,094 |
| **Total Long Term Assets** | **7,669,945** |
| **Total Assets** | **8,468,020** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 121,706 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 29,741 |
| Deferred Revenue | 3,091 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,524,213 |
| Current Deferred Tax Liability | 8,003 |
| **Current Liabilities** | **1,686,754** |
| Total Long Term Debt | 2,313,134 |
| Non Current Deferred Tax Liability | 4,510 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 68,357 |
| **Long Term Liabilities** | **2,386,001** |
| **Total Liabilities** | **4,072,755** |
| **EQUITY** | |
| Common Stock Total | 1,790 |
| Common Stock in Treasury Total | (40,544) |
| Additional Paid in Capital | 3,217,934 |
| Accumulated Other Comprehensive Income/(Loss) | (28,620) |
| Total Retained Earnings | 1,243,812 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **4,394,372** |
| Non Controlling Interest | 894 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **4,395,266** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **8,468,020** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - The NASDAQ OMX Group, Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 2,106 |
| Global Information Services | 84,654 |
| Corporate Solutions | (2) |
| Market Technology Revenues | (3,714) |
| Other Revenues | 62,657 |
| **Total Revenues** | 145,701 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **(0)** |
| **Total Cost of Revenues** | **(0)** |
| **Revenues less Cost of Revenues** | 145,701 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 121,936 |
| Marketing and Advertising | 9,359 |
| Depr and Amortization | 11,874 |
| Professional and Contract Services | 28,590 |
| Computer Ops and Data Communication | 10,415 |
| Occupancy | 10,327 |
| Regulatory | 0 |
| General Administrative and Other | 51,805 |
| Merger Related Expenses Total | 30,963 |
| **Total Operating Expenses** | 275,269 |
| **Operating Income** | **(129,569)** |
| Total Interest Income | 119 |
| Total Interest Expense | (119,646) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | (4,184) |
| Impairment Loss | (311) |
| FX Operating | 0 |
| **Net Income Before Taxes** | (253,591) |
| **Income Tax Provisions** | (95,900) |
| **Net Income** | (157,691) |
| Net (income) expense attributable to noncontrolling interests | 1,279 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (156,412) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Financial Statements - The NASDAQ Options M**
(in thousands, unaudited)

Note: The results of The NASDAQ Options Market LLC are
included in the results of NASDAQ Options Services, LLC.

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Private Market, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 4,071 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 3,918 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 7,989 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 2,210 |
| Goodwill | 0 |
| Other Intangibles | 2,211 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 250 |
| **Total Long Term Assets** | 4,671 |
| **Total Assets** | 12,660 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,922 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 397 |
| Deferred Revenue | 8 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 4,326 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (0) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | (0) |
| **Total Liabilities** | 4,326 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 14,858 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (6,524) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 8,334 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 8,334 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 12,660 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Private Market, LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 67 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 67 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 67 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 2,383 |
| Marketing and Advertising | 78 |
| Depr and Amortization | 462 |
| Professional and Contract Services | 1,549 |
| Computer Ops and Data Communication | 21 |
| Occupancy | 304 |
| Regulatory | 0 |
| General Administrative and Other | 289 |
| Merger Related Expenses Total | 46 |
| **Total Operating Expenses** | **5,133** |
| **Operating Income** | **(5,067)** |
| Total Interest Income | 4 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (5,063) |
| **Income Tax Provisions** | (842) |
| **Net Income** | (4,221) |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (4,221) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - The NASDAQ Stock Market LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 533 |
| Investments | 0 |
| Total Receivables - Net | 151,567 |
| Current Deferred Tax | 11,475 |
| Current Restricted Cash | 0 |
| Other Current Assets | 547,867 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **711,441** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 63,764 |
| Goodwill | 923,564 |
| Other Intangibles | 49,390 |
| Non Current Deferred Taxes | 28,800 |
| Other Long Term Assets | 32,432 |
| **Total Long Term Assets** | **1,097,949** |
| **Total Assets** | **1,809,391** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 30,576 |
| SEC 31a Payable to the SEC | 100,997 |
| Accrued Personnel Costs | 32,311 |
| Deferred Revenue | 49,677 |
| Current Portion Capital Leases | 845 |
| Other Accrued Liabilities | 32,633 |
| Current Deferred Tax Liability | 2,885 |
| **Current Liabilities** | **249,924** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 79,787 |
| Non-current deferred revenue | 84,426 |
| All Other Long Term Liabilities | 7,829 |
| **Long Term Liabilities** | **172,043** |
| **Total Liabilities** | **421,967** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 905,080 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 482,344 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **1,387,424** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,387,424** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,809,391** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - The NASDAQ Stock Market LLC**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 1,396,039 |
| Global Listing Services | 177,556 |
| Global Information Services | 204,910 |
| Corporate Solutions | 13 |
| Market Technology Revenues | 6,865 |
| Other Revenues | 22,445 |
| **Total Revenues** | **1,807,828** |
| **COST OF REVENUES** | |
| Liquidity Rebates | (898,943) |
| Brokerage, Clearance and Exchange Fees | (273,724) |
| **Total Cost of Revenues** | **(1,172,666)** |
| **Revenues less Cost of Revenues** | **635,161** |
| **Operating Expenses:** | |
| Compensation and Benefits | 111,967 |
| Marketing and Advertising | 13,977 |
| Depr and Amortization | 31,557 |
| Professional and Contract Services | 17,134 |
| Computer Ops and Data Communication | 32,077 |
| Occupancy | 15,821 |
| Regulatory | 9,899 |
| General Administrative and Other | 51,190 |
| Merger Related Expenses Total | 4,540 |
| **Total Operating Expenses** | **288,164** |
| **Operating Income** | **346,997** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 6 |
| Impairment Loss | (4,174) |
| FX Operating | 0 |
| **Net Income Before Taxes** | **342,829** |
| **Income Tax Provisions** | **143,638** |
| **Net Income** | **199,191** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **199,191** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - The Stock Clearing Corporation of Philadelphia**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 73 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 73 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 151 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 151 |
| **Total Assets** | 224 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 4 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 4 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (8) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 12 |
| **Long Term Liabilities** | 4 |
| **Total Liabilities** | 8 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 739 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (523) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 216 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 216 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 224 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - The Stock Clearing Corporation of Philadelphia**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| | |
| **Total Revenues** | **0** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **0** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (11) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **(11)** |
| | |
| **Operating Income** | **11** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **11** |
| | |
| **Income Tax Provisions** | **6** |
| | |
| **Net Income** | **5** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **5** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - AB NASDAQ OMX Vilnius**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,959 |
| Investments | 0 |
| Total Receivables - Net | 109 |
| Current Deferred Tax | 25 |
| Current Restricted Cash | 0 |
| Other Current Assets | 7 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 2,099 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 16 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (1) |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 15 |
| **Total Assets** | 2,115 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 52 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 106 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 36 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 193 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 193 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,654 |
| Accumulated Other Comprehensive Income/(Loss) | (731) |
| Total Retained Earnings | (1,001) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 1,921 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 1,921 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 2,115 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - AB NASDAQ OMX Vilnius**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 434 |
| Global Listing Services | 483 |
| Global Information Services | 104 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 875 |
| **Total Revenues** | 1,896 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 1,896 |
| **Operating Expenses:** | |
| Compensation and Benefits | 761 |
| Marketing and Advertising | 35 |
| Depr and Amortization | 22 |
| Professional and Contract Services | 94 |
| Computer Ops and Data Communication | 265 |
| Occupancy | 47 |
| Regulatory | 26 |
| General Administrative and Other | 244 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 1,494 |
| **Operating Income** | 402 |
| Total Interest Income | 19 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 421 |
| **Income Tax Provisions** | 69 |
| **Net Income** | 352 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 352 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - AS eCSD Expert**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 129 |
| Investments | 0 |
| Total Receivables - Net | 1 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **131** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 3 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 81 |
| **Total Long Term Assets** | **84** |
| **Total Assets** | **215** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (17) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **(17)** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **(17)** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 35 |
| Accumulated Other Comprehensive Income/(Loss) | 74 |
| Total Retained Earnings | 123 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **232** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **232** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **215** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - AS eCSD Expert**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 257 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 257 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 257 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 2 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 2 |
| Professional and Contract Services | 186 |
| Computer Ops and Data Communication | 4 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 9 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 203 |
| **Operating Income** | 54 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 55 |
| **Income Tax Provisions** | 66 |
| **Net Income** | (11) |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (11) |

The NASDAQ OMX Group, Inc.
 Unconsolidated Financial Statements - AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - AS Latvijas Centralais depozitarijs**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 4,497 |
| Investments | 0 |
| Total Receivables - Net | 237 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 57 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 4,791 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 661 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 6 |
| Other Long Term Assets | 329 |
| **Total Long Term Assets** | 995 |
| **Total Assets** | 5,786 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,538 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 119 |
| Deferred Revenue | 11 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 28 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 3,695 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 3,695 |
| **EQUITY** | |
| Common Stock Total | 364 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (271) |
| Total Retained Earnings | 1,998 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 2,091 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 2,091 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 5,786 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 2,884 |
| Global Listing Services | 1 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 251 |
| **Total Revenues** | 3,136 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 3,136 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 1,021 |
| Marketing and Advertising | 44 |
| Depr and Amortization | 144 |
| Professional and Contract Services | 160 |
| Computer Ops and Data Communication | 289 |
| Occupancy | 88 |
| Regulatory | 38 |
| General Administrative and Other | 428 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 2,211 |
| **Operating Income** | 925 |
| Total Interest Income | 78 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 39 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,043 |
| **Income Tax Provisions** | 157 |
| **Net Income** | 885 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 885 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Beheer BV**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 51 |
| Investments | 0 |
| Total Receivables - Net | (82) |
| Current Deferred Tax | 90 |
| Current Restricted Cash | 0 |
| Other Current Assets | (818) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(760)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 50,628 |
| Other Intangibles | 26,468 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 1,066 |
| **Total Long Term Assets** | **78,162** |
| **Total Assets** | **77,402** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 343 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 624 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (420) |
| Current Deferred Tax Liability . | 798 |
| **Current Liabilities** | **1,344** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 5,886 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **5,886** |
| **Total Liabilities** | **7,230** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 80,005 |
| Accumulated Other Comprehensive Income/(Loss) | (1,260) |
| Total Retained Earnings | (8,573) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **70,172** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **70,172** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **77,402** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Bwise Beheer BV**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 102 |
| **Total Revenues** | 102 |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 102 |
| **Operating Expenses:** | |
| Compensation and Benefits | 297 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 3,286 |
| Professional and Contract Services | 142 |
| Computer Ops and Data Communication | 1 |
| Occupancy | (4) |
| Regulatory | 0 |
| General Administrative and Other | (450) |
| Merger Related Expenses Total | 610 |
| **Total Operating Expenses** | 3,881 |
| **Operating Income** | (3,779) |
| Total Interest Income | 0 |
| Total Interest Expense | 1 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (3,778) |
| **Income Tax Provisions** | (1,062) |
| **Net Income** | (2,716) |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (2,716) |

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise BV
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 2,152 |
| Investments | 0 |
| Total Receivables - Net | 10,166 |
| Current Deferred Tax | 1,196 |
| Current Restricted Cash | 174 |
| Other Current Assets | 620 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **14,307** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 2,205 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 5 |
| **Total Long Term Assets** | **2,210** |
| **Total Assets** | **16,517** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2,023 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,553 |
| Deferred Revenue | 4,715 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 8,729 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **17,020** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **17,020** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 9,547 |
| Accumulated Other Comprehensive Income/(Loss) | 811 |
| Total Retained Earnings | (10,862) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **(504)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(504)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **16,517** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise BV**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 16,873 |
| Other Revenues | 1,645 |
| **Total Revenues** | **18,518** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **18,518** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 10,907 |
| Marketing and Advertising | 421 |
| Depr and Amortization | 335 |
| Professional and Contract Services | 3,931 |
| Computer Ops and Data Communication | 1,244 |
| Occupancy | 755 |
| Regulatory | 0 |
| General Administrative and Other | 3,747 |
| Merger Related Expenses Total | 168 |
| **Total Operating Expenses** | **21,507** |
| | |
| **Operating Income** | **(2,990)** |
| | |
| Total Interest Income | 4 |
| Total Interest Expense | (44) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **(3,030)** |
| | |
| **Income Tax Provisions** | **(682)** |
| | |
| **Net Income** | **(2,348)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(2,348)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Development BV**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1 |
| Investments | 0 |
| Total Receivables - Net | (1,863) |
| Current Deferred Tax | 1,172 |
| Current Restricted Cash | 0 |
| Other Current Assets | 5 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(685)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 4,397 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **4,397** |
| **Total Assets** | **3,712** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 90 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 659 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,762 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **2,510** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,510** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (2,743) |
| Accumulated Other Comprehensive Income/(Loss) | (331) |
| Total Retained Earnings | 4,276 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **1,202** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,202** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,712** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Development BV**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 4,467 |
| Other Revenues | 0 |
| **Total Revenues** | 4,467 |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 4,467 |
| **Operating Expenses:** | |
| Compensation and Benefits | (300) |
| Marketing and Advertising | 48 |
| Depr and Amortization | 540 |
| Professional and Contract Services | 3 |
| Computer Ops and Data Communication | 29 |
| Occupancy | 30 |
| Regulatory | 0 |
| General Administrative and Other | (42) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 307 |
| **Operating Income** | 4,160 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 4,160 |
| **Income Tax Provisions** | 917 |
| **Net Income** | 3,243 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 3,243 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Germany GmbH**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 308 |
| Investments | 0 |
| Total Receivables - Net | 4,101 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (218) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 4,191 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 267 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 267 |
| **Total Assets** | 4,458 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | (3,343) |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 129 |
| Deferred Revenue | 1,696 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 84 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | (1,434) |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | (1,434) |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 280 |
| Accumulated Other Comprehensive Income/(Loss) | (723) |
| Total Retained Earnings | 6,335 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 5,892 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 5,892 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 4,458 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Germany GmbH**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 5,754 |
| Other Revenues | (435) |
| **Total Revenues** | **5,319** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **5,319** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,661 |
| Marketing and Advertising | 51 |
| Depr and Amortization | (0) |
| Professional and Contract Services | 1,352 |
| Computer Ops and Data Communication | 28 |
| Occupancy | 72 |
| Regulatory | 0 |
| General Administrative and Other | 520 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **3,685** |
| **Operating Income** | **1,634** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **1,634** |
| **Income Tax Provisions** | **332** |
| **Net Income** | **1,302** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **1,302** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Holding BV**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 6 |
| Investments | 0 |
| Total Receivables - Net | 134 |
| Current Deferred Tax | 6 |
| Current Restricted Cash | 0 |
| Other Current Assets | (2) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 143 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | (0) |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 4,389 |
| **Total Long Term Assets** | 4,389 |
| **Total Assets** | 4,532 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,455 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 3,455 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 3,455 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,066 |
| Accumulated Other Comprehensive Income/(Loss) | (56) |
| Total Retained Earnings | 67 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 1,077 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 1,077 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 4,532 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise Holding BV**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 1 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 16 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **17** |
| **Operating Income** | **(17)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(17)** |
| **Income Tax Provisions** | **(0)** |
| **Net Income** | **(16)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(16)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise U.K.Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 2 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 2 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 0 |
| **Total Assets** | 2 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 387 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 387 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 387 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (381) |
| Accumulated Other Comprehensive Income/(Loss) | (4) |
| Total Retained Earnings | 0 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | (385) |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | (385) |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 2 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Bwise U.K.Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - "Central Depository of Armenia" Open Joint Stock Compan**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 341 |
| Investments | 0 |
| Total Receivables - Net | 47 |
| Current Deferred Tax | 22 |
| Current Restricted Cash | 0 |
| Other Current Assets | 60 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **470** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 81 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **81** |
| **Total Assets** | **551** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 9 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 21 |
| Deferred Revenue | 5 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 171 |
| Current Deferred Tax Liability | 18 |
| **Current Liabilities** | **224** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **224** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 680 |
| Accumulated Other Comprehensive Income/(Loss) | (486) |
| Total Retained Earnings | 133 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **327** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **327** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **551** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - "Central Depository of Armenia" Open Joint Stock Compan**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 624 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
|  |  |
| **Total Revenues** | **624** |
|  |  |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
|  |  |
| **Revenues less Cost of Revenues** | **624** |
|  |  |
| **Operating Expenses:** |  |
| Compensation and Benefits | 256 |
| Marketing and Advertising | 2 |
| Depr and Amortization | 23 |
| Professional and Contract Services | 35 |
| Computer Ops and Data Communication | 46 |
| Occupancy | 29 |
| Regulatory | 2 |
| General Administrative and Other | 117 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **509** |
|  |  |
| **Operating Income** | **115** |
|  |  |
| Total Interest Income | 23 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
|  |  |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
|  |  |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
|  |  |
| **Net Income Before Taxes** | 138 |
|  |  |
| **Income Tax Provisions** | 39 |
|  |  |
| **Net Income** | 100 |
|  |  |
| Net (income) expense attributable to noncontrolling interests | 0 |
|  |  |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **100** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Clearing Control CC AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 28 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 29 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 0 |
| **Total Assets** | 29 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 24 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (23) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 3 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 3 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 13 |
| Total Retained Earnings | 14 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 27 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 27 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 29 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Clearing Control CC AB**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization· | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Egypt for Information Dissemination Company**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 1 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 1,807 |
| **Total Long Term Assets** | 1,807 |
| **Total Assets** | 1,807 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (312) |
| Total Retained Earnings | 2,120 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 1,807 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 1,807 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 1,807 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Egypt for Information Dissemination Company**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** |  |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 499 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **499** |
| **Income Tax Provisions** | **0** |
| **Net Income** | **499** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **499** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 593 |
| Investments | 0 |
| Total Receivables - Net | 4,314 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 4,378 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **9,286** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 15,520 |
| **Total Long Term Assets** | **15,520** |
| **Total Assets** | **24,806** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 57 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **57** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **57** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 15,950 |
| Accumulated Other Comprehensive Income/(Loss) | (709) |
| Total Retained Earnings | 9,508 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **24,749** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **24,749** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **24,806** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** |  |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **(0)** |
| Total Interest Income | 288 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 25 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 312 |
| **Income Tax Provisions** | 63 |
| **Net Income** | 250 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 250 |

**The NASDAQ OMX Group, Inc.**
 **Unconsolidated Financial Statements - European Central Counterparty N.V**
(in thousands, unaudited)

Note: European Central Counterparty N.V is not a fully owned entity and therefore is not included.

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - FTEN Europe Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 130 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 130 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 0 |
| **Total Assets** | 130 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 81 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 81 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 81 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 244 |
| Accumulated Other Comprehensive Income/(Loss) | (20) |
| Total Retained Earnings | (176) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 48 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 48 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 130 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - FTEN Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| | |
| **Total Revenues** | **0** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **0** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (11) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **(11)** |
| | |
| **Operating Income** | **11** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **11** |
| | |
| **Income Tax Provisions** | **0** |
| | |
| **Net Income** | **11** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **11** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Hugin AS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 168 |
| Investments | 0 |
| Total Receivables - Net | 2,654 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,822** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 471 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **471** |
| **Total Assets** | **3,293** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 13 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,626 |
| Current Deferred Tax Liability | 80 |
| **Current Liabilities** | **1,720** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 230 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **230** |
| **Total Liabilities** | **1,950** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (15) |
| Total Retained Earnings | 1,358 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **1,343** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,343** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,293** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Hugin AS**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | (27) |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | (1,490) |
| **Total Operating Expenses** | **(1,517)** |
| **Operating Income** | **1,517** |
| Total Interest Income | 628 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **2,145** |
| **Income Tax Provisions** | **1,490** |
| **Net Income** | **655** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **655** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Indxis Ltd**
(in thousands, unaudited)

| | Year Ended<br>December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 82 |
| Investments | 0 |
| Total Receivables - Net | 2,503 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 62 |
| Margin Deposits & Default Fund | 0 |
| | |
| **Total Current Assets** | 2,647 |
| | |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 996 |
| Goodwill | 2,147 |
| Other Intangibles | 639 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| | |
| **Total Long Term Assets** | 3,782 |
| | |
| **Total Assets** | 6,429 |
| | |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2,851 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 82 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,059 |
| Current Deferred Tax Liability | 55 |
| **Current Liabilities** | 4,047 |
| | |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 99 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 203 |
| **Long Term Liabilities** | 302 |
| | |
| **Total Liabilities** | 4,350 |
| | |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 2,743 |
| Accumulated Other Comprehensive Income/(Loss) | (60) |
| Total Retained Earnings | (605) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total NASDAQ OMX Stockholders' Equity** | 2,079 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 2,079 |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 6,429 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Indxis Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 722 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,619 |
| **Total Revenues** | 2,341 |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 2,341 |
| **Operating Expenses:** | |
| Compensation and Benefits | 404 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 269 |
| Professional and Contract Services | 311 |
| Computer Ops and Data Communication | 73 |
| Occupancy | 93 |
| Regulatory | 0 |
| General Administrative and Other | 404 |
| Merger Related Expenses Total | (1) |
| **Total Operating Expenses** | 1,553 |
| **Operating Income** | 788 |
| Total Interest Income | 0 |
| Total Interest Expense | (10) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 778 |
| **Income Tax Provisions** | (38) |
| **Net Income** | 816 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 816 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Lithuanian Central Securities Depositary**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,324 |
| Investments | 0 |
| Total Receivables - Net | 115 |
| Current Deferred Tax | 18 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 1,459 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 331 |
| Goodwill | 4,942 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 5,273 |
| **Total Assets** | 6,732 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 41 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 81 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 13 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 134 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 134 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,933 |
| Accumulated Other Comprehensive Income/(Loss) | (653) |
| Total Retained Earnings | 2,317 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 6,598 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 6,598 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 6,732 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Lithuanian Central Securities Depositary**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 1,668 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 30 |
| **Total Revenues** | 1,698 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 1,698 |
| **Operating Expenses:** | |
| Compensation and Benefits | 593 |
| Marketing and Advertising | 10 |
| Depr and Amortization | 27 |
| Professional and Contract Services | 161 |
| Computer Ops and Data Communication | 196 |
| Occupancy | 75 |
| Regulatory | 35 |
| General Administrative and Other | 125 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 1,221 |
| **Operating Income** | 477 |
| Total Interest Income | 5 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 482 |
| **Income Tax Provisions** | 75 |
| **Net Income** | 408 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 408 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Canada Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 8,340 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **8,340** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 13 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **13** |
| **Total Assets** | **8,353** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 7,642 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 551 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **8,193** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **8,193** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 2,136 |
| Accumulated Other Comprehensive Income/(Loss) | 43 |
| Total Retained Earnings | (2,019) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **160** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **160** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **8,353** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Nasdaq Canada Inc**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 4,581 |
|  |  |
| **Total Revenues** | **4,581** |
|  |  |
| **COST OF REVENUES** |  |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
|  |  |
| **Revenues less Cost of Revenues** | **4,581** |
|  |  |
| **Operating Expenses:** |  |
| Compensation and Benefits | 2,819 |
| Marketing and Advertising | 28 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 445 |
| Computer Ops and Data Communication | 27 |
| Occupancy | 735 |
| Regulatory | 0 |
| General Administrative and Other | 358 |
| Merger Related Expenses Total | 36 |
| **Total Operating Expenses** | **4,448** |
|  |  |
| **Operating Income** | **133** |
|  |  |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
|  |  |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
|  |  |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
|  |  |
| **Net Income Before Taxes** | **133** |
|  |  |
| **Income Tax Provisions** | **16** |
|  |  |
| **Net Income** | **117** |
|  |  |
| Net (income) expense attributable to noncontrolling interests | 0 |
|  |  |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **117** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq International Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 3,821 |
| Investments | 0 |
| Total Receivables - Net | 8,685 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,162 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **13,668** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 797 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **797** |
| **Total Assets** | **14,466** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,820 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 570 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 422 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4,812** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **4,813** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (483) |
| Total Retained Earnings | 10,136 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **9,653** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **9,653** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **14,466** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq International Ltd**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 11,353 |
| **Total Revenues** | **11,353** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **11,353** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,877 |
| Marketing and Advertising | 435 |
| Depr and Amortization | 209 |
| Professional and Contract Services | 272 |
| Computer Ops and Data Communication | 23 |
| Occupancy | (5) |
| Regulatory | 0 |
| General Administrative and Other | 2,779 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **9,590** |
| **Operating Income** | **1,763** |
| Total Interest Income | 6 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **1,769** |
| **Income Tax Provisions** | **66** |
| **Net Income** | **1,703** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **1,703** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 641 |
| Investments | 0 |
| Total Receivables - Net | 4 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 156 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **800** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 57 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 309 |
| **Total Long Term Assets** | **366** |
| **Total Assets** | **1,166** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | (9) |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 28 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 6 |
| Current Deferred Tax Liability | 8 |
| **Current Liabilities** | **34** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **34** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,388 |
| Accumulated Other Comprehensive Income/(Loss) | (455) |
| Total Retained Earnings | 199 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **1,132** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,132** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,166** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 685 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 685 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 685 |
| **Operating Expenses:** | |
| Compensation and Benefits | 217 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 18 |
| Professional and Contract Services | 9 |
| Computer Ops and Data Communication | 6 |
| Occupancy | 20 |
| Regulatory | 2 |
| General Administrative and Other | 51 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 324 |
| **Operating Income** | 361 |
| Total Interest Income | 37 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 399 |
| **Income Tax Provisions** | 26 |
| **Net Income** | 373 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 373 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Australia Holding Pty Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 49,146 |
| Other Intangibles | 11,344 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 4,356 |
| **Total Long Term Assets** | **64,846** |
| **Total Assets** | **64,846** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 262 |
| **Current Liabilities** | **262** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 3,141 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 1,580 |
| **Long Term Liabilities** | **4,721** |
| **Total Liabilities** | **4,983** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 76,468 |
| Accumulated Other Comprehensive Income/(Loss) | (4,785) |
| Total Retained Earnings | (11,820) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **59,863** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **59,863** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **64,846** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Australia Holding Pty Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 964 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **964** |
| **Operating Income** | **(964)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(964)** |
| **Income Tax Provisions** | **(627)** |
| **Net Income** | **(337)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(337)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Broker Services AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 8,727 |
| Investments | 7,695 |
| Total Receivables - Net | 2,038 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 4 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **18,464** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 14 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (25) |
| Other Long Term Assets | 160 |
| **Total Long Term Assets** | **149** |
| **Total Assets** | **18,613** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 555 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 406 |
| Deferred Revenue | 887 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 215 |
| Current Deferred Tax Liability | 21 |
| **Current Liabilities** | **2,085** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,085** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 14,283 |
| Accumulated Other Comprehensive Income/(Loss) | (2,957) |
| Total Retained Earnings | 5,203 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **16,528** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **16,528** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **18,613** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Broker Services AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 19,599 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | 19,599 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 19,599 |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,146 |
| Marketing and Advertising | 12 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 589 |
| Computer Ops and Data Communication | 11,385 |
| Occupancy | 115 |
| Regulatory | 0 |
| General Administrative and Other | 370 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 14,617 |
| **Operating Income** | 4,982 |
| Total Interest Income | 83 |
| Total Interest Expense | (11) |
| Dividend and Investment Income | (4,464) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 589 |
| **Income Tax Provisions** | 108 |
| **Net Income** | 481 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 481 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Clearing AB**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 96,371 |
| Investments | 116,712 |
| Total Receivables - Net | 1,025 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 25,058 |
| Other Current Assets | 8,307 |
| Margin Deposits & Default Fund | 2,193,628 |
| **Total Current Assets** | **2,441,099** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 3,386 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (120) |
| Other Long Term Assets | 658,414 |
| **Total Long Term Assets** | **661,679** |
| **Total Assets** | **3,102,779** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 14,479 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,032 |
| Deferred Revenue | (81) |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 2,221,401 |
| Current Deferred Tax Liability | 254 |
| **Current Liabilities** | **2,237,085** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 165 |
| **Long Term Liabilities** | **165** |
| **Total Liabilities** | **2,237,250** |
| **EQUITY** | |
| Common Stock Total | 28,069 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,112,909 |
| Accumulated Other Comprehensive Income/(Loss) | 198,978 |
| Total Retained Earnings | (474,428) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **865,529** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **865,529** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,102,779** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Clearing AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 51,759 |
| Global Listing Services | 0 |
| Global Information Services | 1,146 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 1 |
| Other Revenues | 0 |
| **Total Revenues** | **52,906** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **52,906** |
| **Operating Expenses:** | |
| Compensation and Benefits | 7,428 |
| Marketing and Advertising | 58 |
| Depr and Amortization | 852 |
| Professional and Contract Services | 2,940 |
| Computer Ops and Data Communication | 17,678 |
| Occupancy | 293 |
| Regulatory | 440 |
| General Administrative and Other | 5,750 |
| Merger Related Expenses Total | 229 |
| **Total Operating Expenses** | **35,669** |
| **Operating Income** | **17,237** |
| Total Interest Income | 1,452 |
| Total Interest Expense | (437) |
| Dividend and Investment Income | (5,944) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **12,308** |
| **Income Tax Provisions** | **2,603** |
| **Net Income** | **9,705** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **9,705** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Copenhagen A/S**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 692 |
| Investments | 0 |
| Total Receivables - Net | 5,383 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 41,792 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 47,868 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 211 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 86 |
| Other Long Term Assets | 377 |
| **Total Long Term Assets** | 674 |
| **Total Assets** | 48,542 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,628 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,963 |
| Deferred Revenue | 271 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 33 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 3,895 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 8,399 |
| **Long Term Liabilities** | 8,399 |
| **Total Liabilities** | 12,294 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 52,129 |
| Accumulated Other Comprehensive Income/(Loss) | (4,731) |
| Total Retained Earnings | (11,150) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 36,248 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 36,248 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 48,542 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Copenhagen A/S**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 17,510 |
| Global Listing Services | 14,753 |
| Global Information Services | 18,975 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 4,157 |
| **Total Revenues** | **55,394** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **55,394** |
| **Operating Expenses:** | |
| Compensation and Benefits | 8,152 |
| Marketing and Advertising | 180 |
| Depr and Amortization | 136 |
| Professional and Contract Services | 2,203 |
| Computer Ops and Data Communication | 4,603 |
| Occupancy | 976 |
| Regulatory | 770 |
| General Administrative and Other | 1,725 |
| Merger Related Expenses Total | (32) |
| **Total Operating Expenses** | **18,714** |
| **Operating Income** | **36,680** |
| Total Interest Income | 329 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **37,009** |
| **Income Tax Provisions** | **9,142** |
| **Net Income** | **27,867** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **27,867** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions (India) Private Limited**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 228 |
| Investments | 0 |
| Total Receivables - Net | 150 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 444 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **822** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 694 |
| Goodwill | 1,200 |
| Other Intangibles | (0) |
| Non Current Deferred Taxes | 187 |
| Other Long Term Assets | 454 |
| **Total Long Term Assets** | **2,534** |
| **Total Assets** | **3,356** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,252 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 432 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,408 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **3,092** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **3,092** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,498 |
| Accumulated Other Comprehensive Income/(Loss) | 1 |
| Total Retained Earnings | (1,235) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **264** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **264** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,356** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions (India) Private Limited**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 5,184 |
| **Total Revenues** | **5,184** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **5,184** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,575 |
| Marketing and Advertising | 2 |
| Depr and Amortization | 105 |
| Professional and Contract Services | 1,793 |
| Computer Ops and Data Communication | 461 |
| Occupancy | 612 |
| Regulatory | 0 |
| General Administrative and Other | 549 |
| Merger Related Expenses Total | 10 |
| **Total Operating Expenses** | **6,107** |
| **Operating Income** | **(923)** |
| Total Interest Income | 0 |
| Total Interest Expense | (3) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(927)** |
| **Income Tax Provisions** | **(173)** |
| **Net Income** | **(753)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(753)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions International Limited**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 3,068 |
| Investments | 0 |
| Total Receivables - Net | 18,598 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 3,260 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **24,925** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 4,517 |
| Goodwill | 105,611 |
| Other Intangibles | 20,490 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 416 |
| **Total Long Term Assets** | **131,034** |
| **Total Assets** | **155,959** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,043 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,172 |
| Deferred Revenue | 13,609 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 27,129 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **44,953** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 2,865 |
| **Long Term Liabilities** | **2,865** |
| **Total Liabilities** | **47,818** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 136,691 |
| Accumulated Other Comprehensive Income/(Loss) | 3,373 |
| Total Retained Earnings | (31,923) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **108,142** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **108,142** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **155,959** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions International Limited**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (0) |
| Global Listing Services | 0 |
| Global Information Services | 1 |
| Corporate Solutions | 67,911 |
| Market Technology Revenues | 0 |
| Other Revenues | 8,213 |
| **Total Revenues** | **76,124** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **76,124** |
| **Operating Expenses:** | |
| Compensation and Benefits | 8,940 |
| Marketing and Advertising | 116 |
| Depr and Amortization | 2,974 |
| Professional and Contract Services | 49,953 |
| Computer Ops and Data Communication | 5,659 |
| Occupancy | 3,526 |
| Regulatory | 0 |
| General Administrative and Other | 7,391 |
| Merger Related Expenses Total | 14,343 |
| **Total Operating Expenses** | **92,903** |
| **Operating Income** | **(16,779)** |
| Total Interest Income | 0 |
| Total Interest Expense | (227) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (106) |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(17,112)** |
| **Income Tax Provisions** | **(871)** |
| **Net Income** | **(16,241)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(16,241)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Derivatives A/S**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 159 |
| Accumulated Other Comprehensive Income/(Loss) | 36 |
| Total Retained Earnings | (195) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Derivatives A/S**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **0** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 3 |
| Depr and Amortization | 0 |
| Professional and Contract Services | (5) |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 64 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **61** |
| | |
| **Operating Income** | **(61)** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **(61)** |
| | |
| **Income Tax Provisions** | **(16)** |
| | |
| **Net Income** | **(45)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(45)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Exchange and Clearing Services AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (16,609) |
| Investments | 0 |
| Total Receivables - Net | 6,378 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 290 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(9,942)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 19,475 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 10 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **19,485** |
| **Total Assets** | **9,544** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 980 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 4,992 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (2,264) |
| Current Deferred Tax Liability | 710 |
| **Current Liabilities** | **4,418** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **4,418** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 142 |
| Accumulated Other Comprehensive Income/(Loss) | (1,038) |
| Total Retained Earnings | 6,021 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **5,125** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **5,125** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **9,544** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Exchange and Clearing Services AB**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 4 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 57,974 |
| Other Revenues | 0 |
| **Total Revenues** | **57,978** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **57,978** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 17,023 |
| Marketing and Advertising | 14 |
| Depr and Amortization | 4,505 |
| Professional and Contract Services | 3,013 |
| Computer Ops and Data Communication | 26,190 |
| Occupancy | 1,550 |
| Regulatory | 0 |
| General Administrative and Other | 635 |
| Merger Related Expenses Total | 19 |
| **Total Operating Expenses** | **52,948** |
| | |
| **Operating Income** | **5,029** |
| | |
| Total Interest Income | (1) |
| Total Interest Expense | (182) |
| Dividend and Investment Income | (2,290) |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **2,557** |
| | |
| **Income Tax Provisions** | **552** |
| | |
| **Net Income** | **2,005** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **2,005** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 10,815 |
| Investments | 0 |
| Total Receivables - Net | 3,444 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,405 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **15,664** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 83 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 252 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **335** |
| **Total Assets** | **15,999** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,083 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 617 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 18 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **3,718** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 173 |
| **Long Term Liabilities** | **173** |
| **Total Liabilities** | **3,891** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 38,963 |
| Accumulated Other Comprehensive Income/(Loss) | (67) |
| Total Retained Earnings | (26,787) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **12,108** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **12,108** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **15,999** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 9,720 |
|  |  |
| **Total Revenues** | 9,720 |
|  |  |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
|  |  |
| **Revenues less Cost of Revenues** | 9,720 |
|  |  |
| **Operating Expenses:** |  |
| Compensation and Benefits | 4,102 |
| Marketing and Advertising | 84 |
| Depr and Amortization | 8 |
| Professional and Contract Services | 250 |
| Computer Ops and Data Communication | 182 |
| Occupancy | 111 |
| Regulatory | 0 |
| General Administrative and Other | 1,600 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 6,336 |
|  |  |
| **Operating Income** | **3,384** |
|  |  |
| Total Interest Income | 9 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
|  |  |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
|  |  |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
|  |  |
| **Net Income Before Taxes** | 3,393 |
|  |  |
| **Income Tax Provisions** | **(253)** |
|  |  |
| **Net Income** | **3,645** |
|  |  |
| Net (income) expense attributable to noncontrolling interests | 0 |
|  |  |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **3,645** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX France SAS**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 416 |
| Investments | 0 |
| Total Receivables - Net | 117 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 4,087 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 4,620 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 259 |
| Goodwill | 0 |
| Other Intangibles | (0) |
| Non Current Deferred Taxes | 895 |
| Other Long Term Assets | 115 |
| **Total Long Term Assets** | 1,268 |
| **Total Assets** | 5,887 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 235 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 971 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 67 |
| Current Deferred Tax Liability | 1,898 |
| **Current Liabilities** | 3,171 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 3,171 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (178) |
| Total Retained Earnings | 2,894 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 2,717 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 2,717 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 5,887 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX France SAS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 6,183 |
| **Total Revenues** | **6,183** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **6,183** |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,276 |
| Marketing and Advertising | 8 |
| Depr and Amortization | 75 |
| Professional and Contract Services | 100 |
| Computer Ops and Data Communication | 11 |
| Occupancy | 678 |
| Regulatory | 0 |
| General Administrative and Other | 331 |
| Merger Related Expenses Total | 466 |
| **Total Operating Expenses** | **5,945** |
| **Operating Income** | **238** |
| Total Interest Income | 1 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **239** |
| **Income Tax Provisions** | **62** |
| **Net Income** | **177** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **177** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Germany GmbH**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 273 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,265 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,538** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 736 |
| Goodwill | 498 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 35 |
| **Total Long Term Assets** | **1,269** |
| **Total Assets** | **2,808** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 946 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 614 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 69 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,629** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 654 |
| **Long Term Liabilities** | **654** |
| **Total Liabilities** | **2,283** |
| **EQUITY** | |
| Common Stock Total | (1) |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 316 |
| Accumulated Other Comprehensive Income/(Loss) | 35 |
| Total Retained Earnings | 174 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **524** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **524** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **2,808** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Germany GmbH**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 10,243 |
| **Total Revenues** | **10,243** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **10,243** |
| **Operating Expenses:** | |
| Compensation and Benefits | 6,655 |
| Marketing and Advertising | 34 |
| Depr and Amortization | 79 |
| Professional and Contract Services | 968 |
| Computer Ops and Data Communication | 543 |
| Occupancy | 717 |
| Regulatory | 0 |
| General Administrative and Other | 646 |
| Merger Related Expenses Total | 216 |
| **Total Operating Expenses** | **9,858** |
| **Operating Income** | **385** |
| Total Interest Income | 0 |
| Total Interest Expense | (4) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **381** |
| **Income Tax Provisions** | **147** |
| **Net Income** | **234** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **234** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Helsinki Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 512 |
| Investments | 0 |
| Total Receivables - Net | 4,335 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 35,257 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **40,103** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 436 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 34 |
| Other Long Term Assets | 8,587 |
| **Total Long Term Assets** | **9,057** |
| **Total Assets** | **49,161** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 804 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,258 |
| Deferred Revenue | 27 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 24,621 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **26,709** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **26,709** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (7,893) |
| Accumulated Other Comprehensive Income/(Loss) | (11,610) |
| Total Retained Earnings | 41,896 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **22,392** |
| Non Controlling Interest | 59 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **22,451** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **49,161** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Helsinki Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 18,787 |
| Global Listing Services | 7,056 |
| Global Information Services | 15,071 |
| Corporate Solutions | 163 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,748 |
| **Total Revenues** | 42,824 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 42,824 |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,563 |
| Marketing and Advertising | 146 |
| Depr and Amortization | 137 |
| Professional and Contract Services | 3,051 |
| Computer Ops and Data Communication | 3,927 |
| Occupancy | 791 |
| Regulatory | 440 |
| General Administrative and Other | 2,655 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 15,711 |
| **Operating Income** | 27,113 |
| Total Interest Income | 31 |
| Total Interest Expense | (3) |
| Dividend and Investment Income | (25,427) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,714 |
| **Income Tax Provisions** | 345 |
| **Net Income** | 1,369 |
| Net (income) expense attributable to noncontrolling interests | (12) |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 1,357 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Holding AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (3,925) |
| Investments | 0 |
| Total Receivables - Net | 3,061,577 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (55,528) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **3,002,124** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 4,230 |
| Other Long Term Assets | (4,157,748) |
| **Total Long Term Assets** | **(4,153,518)** |
| **Total Assets** | **(1,151,394)** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,741 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 535 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 202 |
| Current Deferred Tax Liability | 180 |
| **Current Liabilities** | **4,657** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **4,657** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,145,107) |
| Accumulated Other Comprehensive Income/(Loss) | 3,383,281 |
| Total Retained Earnings | (394,225) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **(1,156,051)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(1,156,051)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **(1,151,394)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Holding AB**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 3,177 |
| | |
| **Total Revenues** | **3,177** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **3,177** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,982 |
| Marketing and Advertising | 1 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 359 |
| Computer Ops and Data Communication | 86 |
| Occupancy | 126 |
| Regulatory | 0 |
| General Administrative and Other | 3,382 |
| Merger Related Expenses Total | 44 |
| **Total Operating Expenses** | **6,979** |
| | |
| **Operating Income** | **(3,803)** |
| | |
| Total Interest Income | 1 |
| Total Interest Expense | (54) |
| Dividend and Investment Income | 127,475 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **123,620** |
| | |
| **Income Tax Provisions** | **11,614** |
| | |
| **Net Income** | **112,006** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **112,006** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Holding Denmark A/S**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 310 |
| Investments | 0 |
| Total Receivables - Net | 942 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 46,540 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 47,791 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 52,129 |
| **Total Long Term Assets** | 52,129 |
| **Total Assets** | 99,920 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 11 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 159,249 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 159,260 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | 159,260 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (66,045) |
| Accumulated Other Comprehensive Income/(Loss) | 22,234 |
| Total Retained Earnings | (15,528) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | (59,339) |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | (59,339) |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 99,920 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Holding Denmark A/S**
(in thousands, unaudited)

| | Year Ended<br>December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 11 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **11** |
| **Operating Income** | **(11)** |
| Total Interest Income | 1,103 |
| Total Interest Expense | (6,454) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(5,362)** |
| **Income Tax Provisions** | **(1,064)** |
| **Net Income** | **(4,298)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(4,298)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Holding Luxembourg Sàrl**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 807 |
| Investments | 0 |
| Total Receivables - Net | 137 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,092,614 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 1,093,557 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 3,209,750 |
| **Total Long Term Assets** | 3,209,750 |
| **Total Assets** | 4,303,307 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 202 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 14 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 215 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 4,147,672 |
| **Long Term Liabilities** | 4,147,672 |
| **Total Liabilities** | 4,147,887 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (223,402) |
| Accumulated Other Comprehensive Income/(Loss) | 295,297 |
| Total Retained Earnings | 83,524 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 155,420 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 155,420 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 4,303,307 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Holding Luxembourg Sàrl**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **0** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 71 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 16 |
| Regulatory | 0 |
| General Administrative and Other | 9 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 97 |
| | |
| **Operating Income** | **(97)** |
| | |
| Total Interest Income | 71,593 |
| Total Interest Expense | (12) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | 71,484 |
| | |
| **Income Tax Provisions** | **0** |
| | |
| **Net Income** | 71,484 |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 71,484 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Iceland hf**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,319 |
| Investments | 0 |
| Total Receivables - Net | 462 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 4,934 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 6,715 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 14 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (4) |
| Other Long Term Assets | 1 |
| **Total Long Term Assets** | 11 |
| **Total Assets** | 6,726 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,023 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 380 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 11 |
| Current Deferred Tax Liability | 27 |
| **Current Liabilities** | 3,441 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | 3,441 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 10,890 |
| Accumulated Other Comprehensive Income/(Loss) | (6,429) |
| Total Retained Earnings | (1,175) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 3,285 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 3,285 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 6,726 |

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Iceland hf
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 2,353 |
| Global Listing Services | 1,168 |
| Global Information Services | 212 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 204 |
| **Total Revenues** | **3,937** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **3,937** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,349 |
| Marketing and Advertising | 57 |
| Depr and Amortization | 4 |
| Professional and Contract Services | 151 |
| Computer Ops and Data Communication | 778 |
| Occupancy | 215 |
| Regulatory | 34 |
| General Administrative and Other | 221 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **3,808** |
| **Operating Income** | **128** |
| Total Interest Income | 329 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 34 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **488** |
| **Income Tax Provisions** | **31** |
| **Net Income** | **458** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **458** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Korea Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,211 |
| Investments | 0 |
| Total Receivables - Net | 386 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 22 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,619** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **1,619** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 20 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 17 |
| Deferred Revenue | 350 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 322 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **709** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **709** |
| **EQUITY** | |
| Common Stock Total | 93 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3 |
| Accumulated Other Comprehensive Income/(Loss) | (40) |
| Total Retained Earnings | 854 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **910** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **910** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,619** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Korea Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 1,270 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **1,270** |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,270** |
| **Operating Expenses:** |  |
| Compensation and Benefits | 302 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 58 |
| Computer Ops and Data Communication | 2 |
| Occupancy | 57 |
| Regulatory | 0 |
| General Administrative and Other | (11) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **407** |
| **Operating Income** | **862** |
| Total Interest Income | 0 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **862** |
| **Income Tax Provisions** | **239** |
| **Net Income** | **623** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **623** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX NLX Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 9,437 |
| Investments | 0 |
| Total Receivables - Net | 607 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 13,754 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 23,797 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **23,797** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 6,958 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 781 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 7,739 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **7,739** |
| **EQUITY** | |
| Common Stock Total | (40) |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 76,972 |
| Accumulated Other Comprehensive Income/(Loss) | 2,044 |
| Total Retained Earnings | (62,918) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 16,058 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 16,058 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 23,797 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX NLX Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (8,240) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **(8,240)** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **(8,240)** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,714 |
| Marketing and Advertising | 672 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 3,947 |
| Computer Ops and Data Communication | 32 |
| Occupancy | 41 |
| Regulatory | 0 |
| General Administrative and Other | 9,365 |
| Merger Related Expenses Total | 56 |
| **Total Operating Expenses** | **19,828** |
| | |
| **Operating Income** | **(28,068)** |
| | |
| Total Interest Income | 55 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **(28,013)** |
| | |
| **Income Tax Provisions** | **0** |
| | |
| **Net Income** | **(28,013)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(28,013)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Nordic Ltd.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 401 |
| Investments | 0 |
| Total Receivables - Net | 9,480 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 46,210 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 56,090 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 156 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (569) |
| Other Long Term Assets | 833,158 |
| **Total Long Term Assets** | 832,746 |
| **Total Assets** | 888,836 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 15,050 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 440 |
| Deferred Revenue | 3,170 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 30,015 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 48,675 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 48,675 |
| **EQUITY** | |
| Common Stock Total | 42,121 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,104,359 |
| Accumulated Other Comprehensive Income/(Loss) | 46,098 |
| Total Retained Earnings | (352,574) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 840,004 |
| Non Controlling Interest | 157 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 840,161 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 888,836 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Nordic Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (0) |
| Global Listing Services | 23 |
| Global Information Services | 0 |
| Corporate Solutions | 11,792 |
| Market Technology Revenues | 0 |
| Other Revenues | 2,351 |
| **Total Revenues** | **14,166** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **14,166** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,008 |
| Marketing and Advertising | 13 |
| Depr and Amortization | 91 |
| Professional and Contract Services | 3,161 |
| Computer Ops and Data Communication | 1,154 |
| Occupancy | 478 |
| Regulatory | 10 |
| General Administrative and Other | 488 |
| Merger Related Expenses Total | 34 |
| **Total Operating Expenses** | **7,437** |
| | |
| **Operating Income** | **6,729** |
| | |
| Total Interest Income | 76 |
| Total Interest Expense | (56) |
| Dividend and Investment Income | (5,491) |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **1,259** |
| | |
| **Income Tax Provisions** | **289** |
| | |
| **Net Income** | **970** |
| | |
| Net (income) expense attributable to noncontrolling interests | (33) |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **936** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Oslo ASA**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 835 |
| Investments | 0 |
| Total Receivables - Net | 5,131 |
| Current Deferred Tax | 98 |
| Current Restricted Cash | 0 |
| Other Current Assets | 26,357 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **32,421** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 568 |
| Goodwill | 156,309 |
| Other Intangibles | 53,675 |
| Non Current Deferred Taxes | (6) |
| Other Long Term Assets | 1,233 |
| **Total Long Term Assets** | **211,778** |
| **Total Assets** | **244,200** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,255 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,236 |
| Deferred Revenue | (4) |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 5,824 |
| Current Deferred Tax Liability | 111 |
| **Current Liabilities** | **8,422** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 14,304 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **14,304** |
| **Total Liabilities** | **22,726** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 657,950 |
| Accumulated Other Comprehensive Income/(Loss) | (484,008) |
| Total Retained Earnings | 47,533 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **221,474** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **221,474** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **244,200** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Oslo ASA**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 35,815 |
| Global Listing Services | 0 |
| Global Information Services | 1,486 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,606 |
| **Total Revenues** | **38,907** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **38,907** |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,739 |
| Marketing and Advertising | 459 |
| Depr and Amortization | 4,518 |
| Professional and Contract Services | 3,011 |
| Computer Ops and Data Communication | 5,540 |
| Occupancy | 968 |
| Regulatory | 130 |
| General Administrative and Other | 973 |
| Merger Related Expenses Total | 1,504 |
| **Total Operating Expenses** | **21,843** |
| **Operating Income** | **17,063** |
| Total Interest Income | 603 |
| Total Interest Expense | (14) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **17,652** |
| **Income Tax Provisions** | **6,185** |
| **Net Income** | **11,467** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **11,467** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Riga, AS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,855 |
| Investments | 0 |
| Total Receivables - Net | 113 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 17 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,985** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 25 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 6 |
| Other Long Term Assets | 573 |
| **Total Long Term Assets** | **604** |
| **Total Assets** | **2,588** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 26 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 53 |
| Deferred Revenue | 4 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 35 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **119** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **119** |
| **EQUITY** | |
| Common Stock Total | 1,402 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (241) |
| Total Retained Earnings | 1,309 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **2,470** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **2,470** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **2,588** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Riga, AS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 328 |
| Global Listing Services | 526 |
| Global Information Services | 26 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 638 |
| **Total Revenues** | **1,517** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **1,517** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 428 |
| Marketing and Advertising | 26 |
| Depr and Amortization | 10 |
| Professional and Contract Services | 105 |
| Computer Ops and Data Communication | 226 |
| Occupancy | 58 |
| Regulatory | 26 |
| General Administrative and Other | 101 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **980** |
| | |
| **Operating Income** | **537** |
| | |
| Total Interest Income | 2 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 9 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **548** |
| | |
| **Income Tax Provisions** | **86** |
| | |
| **Net Income** | **462** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **462** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 361 |
| Investments | 0 |
| Total Receivables - Net | 2,038 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 10,950 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **13,349** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 146 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **146** |
| **Total Assets** | **13,495** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 12 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 556 |
| Deferred Revenue | 1,903 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 148 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **2,619** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,619** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,012 |
| Accumulated Other Comprehensive Income/(Loss) | 266 |
| Total Retained Earnings | 9,598 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **10,876** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **10,876** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **13,495** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 4 |
| Market Technology Revenues | 7,417 |
| Other Revenues | 1,491 |
| **Total Revenues** | 8,912 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 8,912 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 2,606 |
| Marketing and Advertising | 15 |
| Depr and Amortization | 47 |
| Professional and Contract Services | 5,441 |
| Computer Ops and Data Communication | 32 |
| Occupancy | 271 |
| Regulatory | 0 |
| General Administrative and Other | 254 |
| Merger Related Expenses Total | 180 |
| **Total Operating Expenses** | 8,845 |
| **Operating Income** | 67 |
| Total Interest Income | 21 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 88 |
| **Income Tax Provisions** | 114 |
| **Net Income** | (26) |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (26) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Stockholm AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 135,864 |
| Investments | 34,396 |
| Total Receivables - Net | 18,139 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,943 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **191,343** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 252 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 144 |
| Other Long Term Assets | 6 |
| **Total Long Term Assets** | **402** |
| **Total Assets** | **191,745** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 12,279 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 8,637 |
| Deferred Revenue | 5,061 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (739) |
| Current Deferred Tax Liability | 539 |
| **Current Liabilities** | **25,776** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **25,776** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 12,974 |
| Accumulated Other Comprehensive Income/(Loss) | (27,719) |
| Total Retained Earnings | 180,715 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **165,969** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **165,969** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **191,745** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Stockholm AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 84,169 |
| Global Listing Services | 34,257 |
| Global Information Services | 46,737 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 25,318 |
| Other Revenues | 1,465 |
| **Total Revenues** | 191,946 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 191,946 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 27,894 |
| Marketing and Advertising | 1,382 |
| Depr and Amortization | 202 |
| Professional and Contract Services | 12,776 |
| Computer Ops and Data Communication | 31,840 |
| Occupancy | 1,360 |
| Regulatory | 157 |
| General Administrative and Other | 7,011 |
| Merger Related Expenses Total | (231) |
| **Total Operating Expenses** | 82,391 |
| **Operating Income** | 109,555 |
| Total Interest Income | 688 |
| Total Interest Expense | (16) |
| Dividend and Investment Income | (97,269) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 12,958 |
| **Income Tax Provisions** | 2,621 |
| **Net Income** | 10,338 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 10,338 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Tallinn AS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,005 |
| Investments | 0 |
| Total Receivables - Net | 47 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 28 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,081** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 18 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (3) |
| Other Long Term Assets | 2,409 |
| **Total Long Term Assets** | **2,423** |
| **Total Assets** | **3,504** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 7 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 93 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (3) |
| Current Deferred Tax Liability | 189 |
| **Current Liabilities** | **286** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **286** |
| **EQUITY** | |
| Common Stock Total | 1 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 9,086 |
| Accumulated Other Comprehensive Income/(Loss) | 1,347 |
| Total Retained Earnings | (7,216) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **3,218** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,218** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,504** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Tallinn AS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 274 |
| Global Listing Services | 367 |
| Global Information Services | 589 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 129 |
| **Total Revenues** | **1,360** |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,360** |
| **Operating Expenses:** |  |
| Compensation and Benefits | 453 |
| Marketing and Advertising | 37 |
| Depr and Amortization | 16 |
| Professional and Contract Services | 135 |
| Computer Ops and Data Communication | 165 |
| Occupancy | 65 |
| Regulatory | 12 |
| General Administrative and Other | 59 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **941** |
| **Operating Income** | **418** |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **419** |
| **Income Tax Provisions** | **43** |
| **Net Income** | **375** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **375** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Teknoloji Servisi Limited Sirketi**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 43 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **43** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **43** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 43 |
| Accumulated Other Comprehensive Income/(Loss) | (0) |
| Total Retained Earnings | 0 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **43** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **43** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **43** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NASDAQ OMX Teknoloji Servisi Limited Sirketi**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Vilnius Services UAB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,252 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,252** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 17 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **17** |
| **Total Assets** | **1,269** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 1,253 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 16 |
| Total Retained Earnings | 0 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **1,269** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,269** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,269** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Vilnius Services UAB**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - NOS Clearing ASA**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 114 |
| Total Retained Earnings | (114) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - NOS Clearing ASA**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | (47) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| | |
| **Total Revenues** | **(47)** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **(47)** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | (24) |
| Marketing and Advertising | (0) |
| Depr and Amortization | (1) |
| Professional and Contract Services | (4) |
| Computer Ops and Data Communication | (1) |
| Occupancy | 0 |
| Regulatory | (0) |
| General Administrative and Other | (5) |
| Merger Related Expenses Total | (2) |
| **Total Operating Expenses** | **(37)** |
| | |
| **Operating Income** | **(10)** |
| | |
| Total Interest Income | (5) |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **(15)** |
| | |
| **Income Tax Provisions** | **(0)** |
| | |
| **Net Income** | **(14)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(14)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX AB**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (433,939) |
| Investments | 0 |
| Total Receivables - Net | 1,876 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,654 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(429,409)** |
| | |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 521 |
| Goodwill | 3,609 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 4,211 |
| Other Long Term Assets | (3,119,627) |
| **Total Long Term Assets** | **(3,111,286)** |
| | |
| **Total Assets** | **(3,540,694)** |
| | |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4,713 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,263 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 468,972 |
| Current Deferred Tax Liability | (91) |
| **Current Liabilities** | **474,858** |
| | |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 1 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 3,146 |
| **Long Term Liabilities** | **3,148** |
| | |
| **Total Liabilities** | **478,006** |
| | |
| **EQUITY** | |
| Common Stock Total | 15 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,189,844) |
| Accumulated Other Comprehensive Income/(Loss) | 382,706 |
| Total Retained Earnings | (211,577) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total NASDAQ OMX Stockholders' Equity** | **(4,018,700)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(4,018,700)** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **(3,540,694)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 26 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 16,838 |
| **Total Revenues** | **16,864** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **16,864** |
| **Operating Expenses:** | |
| Compensation and Benefits | 7,584 |
| Marketing and Advertising | 55 |
| Depr and Amortization | 523 |
| Professional and Contract Services | 2,982 |
| Computer Ops and Data Communication | 183 |
| Occupancy | 10,779 |
| Regulatory | 0 |
| General Administrative and Other | 753 |
| Merger Related Expenses Total | 337 |
| **Total Operating Expenses** | **23,196** |
| **Operating Income** | **(6,332)** |
| Total Interest Income | 207 |
| Total Interest Expense | (11,311) |
| Dividend and Investment Income | 1,702 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | (2,102) |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(17,836)** |
| **Income Tax Provisions** | **(3,348)** |
| **Net Income** | **(14,488)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(14,488)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Capital Insurance AG**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 16,007 |
| Accumulated Other Comprehensive Income/(Loss) | (21,734) |
| Total Retained Earnings | 5,726 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Capital Insurance AG**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
|  |  |
| **Total Revenues** | **0** |
|  |  |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
|  |  |
| **Revenues less Cost of Revenues** | **0** |
|  |  |
| **Operating Expenses:** |  |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 222 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **222** |
|  |  |
| **Operating Income** | **(222)** |
|  |  |
| Total Interest Income | 279 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
|  |  |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
|  |  |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
|  |  |
| **Net Income Before Taxes** | **57** |
|  |  |
| **Income Tax Provisions** | **1,802** |
|  |  |
| **Net Income** | **(1,745)** |
|  |  |
| Net (income) expense attributable to noncontrolling interests | 0 |
|  |  |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(1,745)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Ltd.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 623 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,549 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **3,173** |
| | |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 298 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 10 |
| **Total Long Term Assets** | **308** |
| | |
| **Total Assets** | **3,481** |
| | |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 46 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 706 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (10) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **741** |
| | |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| | |
| **Total Liabilities** | **741** |
| | |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,470 |
| Accumulated Other Comprehensive Income/(Loss) | 60 |
| Total Retained Earnings | 1,209 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total NASDAQ OMX Stockholders' Equity** | **2,740** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **2,740** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,481** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 7,753 |
| **Total Revenues** | 7,753 |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| **Revenues less Cost of Revenues** | 7,753 |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,840 |
| Marketing and Advertising | 86 |
| Depr and Amortization | 7 |
| Professional and Contract Services | 365 |
| Computer Ops and Data Communication | 10 |
| Occupancy | 1,116 |
| Regulatory | 0 |
| General Administrative and Other | 732 |
| Merger Related Expenses Total | 284 |
| **Total Operating Expenses** | 7,440 |
| **Operating Income** | 312 |
| Total Interest Income | 1 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 313 |
| **Income Tax Provisions** | 31 |
| **Net Income** | 282 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 282 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Netherlands BV**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 14 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (0) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 14 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | (5,857) |
| **Total Long Term Assets** | (5,857) |
| **Total Assets** | (5,843) |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 270 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | (0) |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 39 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 309 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 309 |
| **EQUITY** | |
| Common Stock Total | (0) |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,620) |
| Accumulated Other Comprehensive Income/(Loss) | (1,253) |
| Total Retained Earnings | (279) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | (6,152) |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | (6,152) |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | (5,843) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Netherlands BV**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| | |
| **Total Revenues** | **0** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **0** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 15 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 14 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 9 |
| Regulatory | 0 |
| General Administrative and Other | (3) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **35** |
| | |
| **Operating Income** | **(35)** |
| | |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **(36)** |
| | |
| **Income Tax Provisions** | **0** |
| | |
| **Net Income** | **(36)** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(36)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Netherlands Holding BV**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 23 |
| Investments | 0 |
| Total Receivables - Net | 267 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 101 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 391 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 152,740 |
| **Total Long Term Assets** | 152,740 |
| **Total Assets** | 153,131 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 6 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | (0) |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 43,886 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 43,892 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | 43,892 |
| **EQUITY** | |
| Common Stock Total | 24 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,795) |
| Accumulated Other Comprehensive Income/(Loss) | 84,637 |
| Total Retained Earnings | 29,374 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 109,240 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 109,240 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 153,131 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Netherlands Holding BV**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| | |
| **Total Revenues** | 0 |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | 0 |
| | |
| **Revenues less Cost of Revenues** | 0 |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 15 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 30 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 9 |
| Regulatory | 0 |
| General Administrative and Other | 81 |
| Merger Related Expenses Total | 1,837 |
| **Total Operating Expenses** | 1,971 |
| | |
| **Operating Income** | (1,971) |
| | |
| Total Interest Income | 22 |
| Total Interest Expense | (561) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | (2,510) |
| | |
| **Income Tax Provisions** | 0 |
| | |
| **Net Income** | (2,510) |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | (2,510) |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,770 |
| Investments | 0 |
| Total Receivables - Net | 1,954 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 437 |
| Margin Deposits & Default Fund | 0 |
| | |
| **Total Current Assets** | 4,161 |
| | |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1,118 |
| Goodwill | 10,751 |
| Other Intangibles | 2,954 |
| Non Current Deferred Taxes | 1,107 |
| Other Long Term Assets | 0 |
| | |
| **Total Long Term Assets** | 15,929 |
| | |
| **Total Assets** | 20,090 |
| | |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 574 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 3,672 |
| Deferred Revenue | 1,797 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 4,666 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 10,710 |
| | |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| | |
| **Total Liabilities** | 10,710 |
| | |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,694 |
| Accumulated Other Comprehensive Income/(Loss) | (1,403) |
| Total Retained Earnings | 9,090 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total NASDAQ OMX Stockholders' Equity** | 9,381 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 9,381 |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 20,090 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Pty Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 6,977 |
| Market Technology Revenues | 0 |
| Other Revenues | 18,667 |
| **Total Revenues** | **25,644** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **25,644** |
| **Operating Expenses:** | |
| Compensation and Benefits | 16,395 |
| Marketing and Advertising | 75 |
| Depr and Amortization | 887 |
| Professional and Contract Services | 2,002 |
| Computer Ops and Data Communication | 532 |
| Occupancy | 2,007 |
| Regulatory | 0 |
| General Administrative and Other | 1,987 |
| Merger Related Expenses Total | 753 |
| **Total Operating Expenses** | **24,637** |
| **Operating Income** | **1,006** |
| Total Interest Income | 49 |
| Total Interest Expense | (363) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 692 |
| **Income Tax Provisions** | (1,008) |
| **Net Income** | 1,700 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 1,700 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology AB**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 28,679 |
| Investments | 0 |
| Total Receivables - Net | 47,533 |
| Current Deferred Tax | 104 |
| Current Restricted Cash | 0 |
| Other Current Assets | 59,226 |
| Margin Deposits & Default Fund | 0 |
| | |
| **Total Current Assets** | 135,542 |
| | |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 38,194 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 11,320 |
| Other Long Term Assets | 299,652 |
| | |
| **Total Long Term Assets** | 349,166 |
| | |
| **Total Assets** | 484,708 |
| | |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 7,674 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 12,385 |
| Deferred Revenue | 42,062 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 5,875 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 67,996 |
| | |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 653 |
| Non-current deferred revenue | 130,786 |
| All Other Long Term Liabilities | 75 |
| **Long Term Liabilities** | 131,514 |
| | |
| **Total Liabilities** | 199,509 |
| | |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 82,786 |
| Accumulated Other Comprehensive Income/(Loss) | 31,245 |
| Total Retained Earnings | 171,168 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total NASDAQ OMX Stockholders' Equity** | 285,199 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 285,199 |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 484,708 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology AB**
(in thousands, unaudited)

| | Year Ended |
|---|---|
| **REVENUE** | December 31, 2014 |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 171,355 |
| Other Revenues | 11,212 |
| | |
| **Total Revenues** | **182,567** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **182,567** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 41,406 |
| Marketing and Advertising | 908 |
| Depr and Amortization | 14,603 |
| Professional and Contract Services | 47,056 |
| Computer Ops and Data Communication | 22,132 |
| Occupancy | 7,972 |
| Regulatory | 0 |
| General Administrative and Other | (3,874) |
| Merger Related Expenses Total | 3,118 |
| **Total Operating Expenses** | **133,321** |
| | |
| **Operating Income** | **49,246** |
| | |
| Total Interest Income | 69 |
| Total Interest Expense | (288) |
| Dividend and Investment Income | (30,008) |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | **19,019** |
| | |
| **Income Tax Provisions** | **(5,237)** |
| | |
| **Net Income** | **24,257** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **24,257** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Canada Inc.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 532 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 811 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 1,343 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 25 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 25 |
| **Total Assets** | 1,368 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | (0) |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 143 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 14 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 157 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 157 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 703 |
| Accumulated Other Comprehensive Income/(Loss) | (154) |
| Total Retained Earnings | 662 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 1,211 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 1,211 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 1,368 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Canada Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,753 |
| **Total Revenues** | **1,753** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **1,753** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,109 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 29 |
| Professional and Contract Services | 113 |
| Computer Ops and Data Communication | 113 |
| Occupancy | 169 |
| Regulatory | 0 |
| General Administrative and Other | 87 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,622** |
| | |
| **Operating Income** | **131** |
| | |
| Total Interest Income | 9 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | 140 |
| | |
| **Income Tax Provisions** | 34 |
| | |
| **Net Income** | 106 |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 106 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Energy Systems AS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 189 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 12,894 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **13,083** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 192 |
| Non Current Deferred Taxes | (1,904) |
| Other Long Term Assets | 585 |
| **Total Long Term Assets** | **(1,128)** |
| **Total Assets** | **11,955** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,215 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 349 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 105 |
| Current Deferred Tax Liability | 1,000 |
| **Current Liabilities** | **2,669** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 181 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **181** |
| **Total Liabilities** | **2,850** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 5,622 |
| Accumulated Other Comprehensive Income/(Loss) | (4,737) |
| Total Retained Earnings | 8,221 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **9,105** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **9,105** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **11,955** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Energy Systems AS**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 2,687 |
| **Total Revenues** | **2,687** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **2,687** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,884 |
| Marketing and Advertising | 8 |
| Depr and Amortization | 117 |
| Professional and Contract Services | 592 |
| Computer Ops and Data Communication | 30 |
| Occupancy | 6 |
| Regulatory | 0 |
| General Administrative and Other | 596 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **3,233** |
| **Operating Income** | **(546)** |
| Total Interest Income | 221 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(326)** |
| **Income Tax Provisions** | **130** |
| **Net Income** | **(456)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(456)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology (Ireland) Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 0 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 0 |
| **Total Assets** | 0 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (340) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | (340) |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | (340) |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (513) |
| Total Retained Earnings | 853 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 340 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 340 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 0 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology (Ireland) Ltd.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Italy Srl**
(in thousands, unaudited)

|  | Year Ended<br>December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 213 |
| Investments | 0 |
| Total Receivables - Net | 11 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,295 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 1,519 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 14 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 14 |
| **Total Assets** | 1,533 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 14 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 253 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 311 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 579 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 579 |
| **EQUITY** | |
| Common Stock Total | 1 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 149 |
| Accumulated Other Comprehensive Income/(Loss) | (197) |
| Total Retained Earnings | 1,002 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 955 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 955 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 1,533 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Italy Srl**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 132 |
| Other Revenues | 1,420 |
| **Total Revenues** | **1,552** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,552** |
| **Operating Expenses:** | |
| Compensation and Benefits | 997 |
| Marketing and Advertising | 24 |
| Depr and Amortization | 9 |
| Professional and Contract Services | 39 |
| Computer Ops and Data Communication | 5 |
| Occupancy | 60 |
| Regulatory | 0 |
| General Administrative and Other | 143 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,276** |
| **Operating Income** | **276** |
| Total Interest Income | 11 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **287** |
| **Income Tax Provisions** | **107** |
| **Net Income** | **180** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **180** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Japan Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 189 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 374 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **563** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 13 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 333 |
| **Total Long Term Assets** | **346** |
| **Total Assets** | **910** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 207 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 95 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **304** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **304** |
| **EQUITY** | |
| Common Stock Total | (0) |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 841 |
| Accumulated Other Comprehensive Income/(Loss) | (221) |
| Total Retained Earnings | (15) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **606** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **606** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **910** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Japan Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,951 |
| **Total Revenues** | **1,951** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,951** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,256 |
| Marketing and Advertising | 121 |
| Depr and Amortization | (3) |
| Professional and Contract Services | 67 |
| Computer Ops and Data Communication | 1 |
| Occupancy | 109 |
| Regulatory | 0 |
| General Administrative and Other | 197 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,747** |
| **Operating Income** | **203** |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 203 |
| **Income Tax Provisions** | **283** |
| **Net Income** | **(80)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(80)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 81 |
| Investments | 0 |
| Total Receivables - Net | 2 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 4,355 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 4,438 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 0 |
| **Total Assets** | 4,438 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 80 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 7 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (1) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 87 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 87 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (26,407) |
| Accumulated Other Comprehensive Income/(Loss) | 12,664 |
| Total Retained Earnings | 18,095 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 4,351 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 4,351 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 4,438 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology Ltd.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 14 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **14** |
| **Income Tax Provisions** | **0** |
| **Net Income** | **14** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **14** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology (UK) Ltd.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | (15,987) |
| **Total Long Term Assets** | **(15,987)** |
| **Total Assets** | **(15,987)** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 651 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **653** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **653** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (29,000) |
| Accumulated Other Comprehensive Income/(Loss) | (4,550) |
| Total Retained Earnings | 16,910 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **(16,640)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(16,640)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **(15,987)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Technology (UK) Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Treasury AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 215,021 |
| Investments | 12,138 |
| Total Receivables - Net | 5,646 |
| Current Deferred Tax | 29 |
| Current Restricted Cash | 0 |
| Other Current Assets | 212,621 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **445,455** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 1,022 |
| Other Long Term Assets | 783,477 |
| **Total Long Term Assets** | **784,499** |
| **Total Assets** | **1,229,954** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 407 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 198 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 255,545 |
| Current Deferred Tax Liability | 1,022 |
| **Current Liabilities** | **257,171** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 49 |
| **Long Term Liabilities** | **49** |
| **Total Liabilities** | **257,220** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 968,173 |
| Accumulated Other Comprehensive Income/(Loss) | (22,031) |
| Total Retained Earnings | 26,592 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **972,733** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **972,733** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,229,954** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Treasury AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 300 |
| **Total Revenues** | **300** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **300** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,274 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 105 |
| Computer Ops and Data Communication | 155 |
| Occupancy | 168 |
| Regulatory | 0 |
| General Administrative and Other | 8,424 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **10,126** |
| **Operating Income** | **(9,826)** |
| Total Interest Income | 9,708 |
| Total Interest Expense | (5,204) |
| Dividend and Investment Income | 5,772 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **450** |
| **Income Tax Provisions** | **50** |
| **Net Income** | **400** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **400** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Treasury Euro AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (6) |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 148,592 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 148,586 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 4,721 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 4,721 |
| **Total Assets** | 153,307 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 24,647 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 24,647 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 24,647 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 243,430 |
| Accumulated Other Comprehensive Income/(Loss) | (158,260) |
| Total Retained Earnings | 43,490 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 128,660 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 128,660 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 153,307 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Treasury Euro AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 5 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (2,006) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **(2,001)** |
| **Operating Income** | **2,001** |
| Total Interest Income | 11,392 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 4,918 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **18,311** |
| **Income Tax Provisions** | **4,003** |
| **Net Income** | **14,308** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **14,308** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Treasury Euro Holding AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (96) |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 436,862 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 436,765 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 243,414 |
| **Total Long Term Assets** | 243,414 |
| **Total Assets** | 680,179 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 42 |
| Current Deferred Tax Liability | 24 |
| **Current Liabilities** | 68 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 68 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 699,634 |
| Accumulated Other Comprehensive Income/(Loss) | (19,790) |
| Total Retained Earnings | 267 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 680,111 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 680,111 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 680,179 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - OMX Treasury Euro Holding AB**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
|  |  |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
|  |  |
| **Revenues less Cost of Revenues** | **0** |
|  |  |
| **Operating Expenses:** |  |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 3 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 5 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **9** |
|  |  |
| **Operating Income** | **(9)** |
|  |  |
| Total Interest Income | 321 |
| Total Interest Expense | (4) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
|  |  |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
|  |  |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
|  |  |
| **Net Income Before Taxes** | **308** |
|  |  |
| **Income Tax Provisions** | **68** |
|  |  |
| **Net Income** | **240** |
|  |  |
| Net (income) expense attributable to noncontrolling interests | 0 |
|  |  |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **240** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Shareholder.com B.V.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 6,395 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 6,395 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 0 |
| **Total Assets** | 6,395 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4,481 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 220 |
| Deferred Revenue | 20 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 4,720 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 1 |
| **Long Term Liabilities** | 1 |
| **Total Liabilities** | 4,721 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (187) |
| Total Retained Earnings | 1,861 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 1,674 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 1,674 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 6,395 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Shareholder.com B.V.**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---:|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 492 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,002 |
| **Total Revenues** | 1,495 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 1,495 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 801 |
| Marketing and Advertising | 3 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 42 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 100 |
| Regulatory | 0 |
| General Administrative and Other | 51 |
| Merger Related Expenses Total | 181 |
| **Total Operating Expenses** | 1,180 |
| **Operating Income** | 315 |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 315 |
| **Income Tax Provisions** | 11 |
| **Net Income** | 304 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 304 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS (Asia) Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,483 |
| Investments | 0 |
| Total Receivables - Net | 2,887 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **4,370** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 187 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **187** |
| **Total Assets** | **4,557** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 62 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 597 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 2,202 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **2,861** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 254 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **254** |
| **Total Liabilities** | **3,115** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 314 |
| Accumulated Other Comprehensive Income/(Loss) | (319) |
| Total Retained Earnings | 1,447 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **1,442** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,442** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **4,557** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS (Asia) Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 4,236 |
| Other Revenues | 0 |
| **Total Revenues** | **4,236** |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **4,236** |
| **Operating Expenses:** |  |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 3,730 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (14) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **3,716** |
| **Operating Income** | **520** |
| Total Interest Income | 0 |
| Total Interest Expense | (51) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **470** |
| **Income Tax Provisions** | **581** |
| **Net Income** | **(112)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(112)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 2,630 |
| Investments | 0 |
| Total Receivables - Net | 2,790 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 27,193 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **32,613** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 5,630 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 494 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **6,124** |
| **Total Assets** | **38,737** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5,204 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,090 |
| Deferred Revenue | 338 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,922 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **8,554** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **8,554** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 2,487 |
| Accumulated Other Comprehensive Income/(Loss) | (4,604) |
| Total Retained Earnings | 32,300 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **30,183** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **30,183** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **38,737** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 34,988 |
| Other Revenues | 55 |
| **Total Revenues** | **35,043** |
| | |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| | |
| **Revenues less Cost of Revenues** | **35,043** |
| | |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,916 |
| Marketing and Advertising | 20 |
| Depr and Amortization | 849 |
| Professional and Contract Services | 2,331 |
| Computer Ops and Data Communication | 5,985 |
| Occupancy | 712 |
| Regulatory | 0 |
| General Administrative and Other | 3,443 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **18,256** |
| | |
| **Operating Income** | **16,788** |
| | |
| Total Interest Income | 490 |
| Total Interest Expense | 103 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| | |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| | |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (1) |
| FX Operating | 0 |
| | |
| **Net Income Before Taxes** | 17,380 |
| | |
| **Income Tax Provisions** | **2,153** |
| | |
| **Net Income** | **15,227** |
| | |
| Net (income) expense attributable to noncontrolling interests | 0 |
| | |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **15,227** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Group Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 22 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **22** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **22** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (0) |
| Accumulated Other Comprehensive Income/(Loss) | (5) |
| Total Retained Earnings | (17) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **(22)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(22)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Group Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (0) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **(0)** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **0** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 5 |
| Current Deferred Tax | 2 |
| Current Restricted Cash | 0 |
| Other Current Assets | 39 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 46 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 9,814 |
| **Total Long Term Assets** | 9,814 |
| **Total Assets** | 9,860 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 249 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (292) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | (43) |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | (43) |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 10,316 |
| Accumulated Other Comprehensive Income/(Loss) | (233) |
| Total Retained Earnings | (179) |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 9,904 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 9,904 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 9,860 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** |  |
| Compensation and Benefits | **0** |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(1)** |
| **Income Tax Provisions** | **(4)** |
| **Net Income** | **4** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **4** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Market Surveillance Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2014 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,916 |
| Investments | 0 |
| Total Receivables - Net | 4,775 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,626 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **9,317** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 6,367 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 472 |
| Other Long Term Assets | 313 |
| **Total Long Term Assets** | **7,152** |
| **Total Assets** | **16,470** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2,305 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,531 |
| Deferred Revenue | 6,523 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,566 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **13,925** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 593 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **593** |
| **Total Liabilities** | **14,518** |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,367 |
| Accumulated Other Comprehensive Income/(Loss) | (212) |
| Total Retained Earnings | 797 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | **1,951** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,951** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **16,470** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - SMARTS Market Surveillance Pty Ltd**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | (86) |
| Other Revenues | 4,107 |
| **Total Revenues** | **4,021** |
| **COST OF REVENUES** |  |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **4,021** |
| **Operating Expenses:** |  |
| Compensation and Benefits | 5,517 |
| Marketing and Advertising | 20 |
| Depr and Amortization | 1,242 |
| Professional and Contract Services | 1,690 |
| Computer Ops and Data Communication | 123 |
| Occupancy | 10 |
| Regulatory | 0 |
| General Administrative and Other | 1,666 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **10,268** |
| **Operating Income** | **(6,248)** |
| Total Interest Income | 7 |
| Total Interest Expense | (212) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | (174) |
| FX Operating | 0 |
| **Net Income Before Taxes** | **(6,626)** |
| **Income Tax Provisions** | **(3,968)** |
| **Net Income** | **(2,658)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | **(2,658)** |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - TOM Broker B.V.**
(in thousands, unaudited)

Note:   TOM Broker B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation**

(in thousands, unaudited)

Year Ended
December 31, 2014

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - TOM B.V**
(in thousands, unaudited)

Note:   TOM B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation**
(in thousands, unaudited)

Year Ended
December 31, 2014

**The NASDAQ OMX Group, Inc.**
 Unconsolidated Financial Statements -  TOM Holding N.V
(in thousands, unaudited)

| Note:   TOM Holding N.V is not a fully owned entity and therefore not included. |

**The NASDAQ OMX Group, Inc.**

**Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
| --- | --- |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Verdbrefaskraning Islands hf**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 3,133 |
| Investments | 0 |
| Total Receivables - Net | 460 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 3,054 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 6,648 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 41 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (1) |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | 39 |
| **Total Assets** | 6,688 |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,683 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 217 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 509 |
| Current Deferred Tax Liability | 6 |
| **Current Liabilities** | 2,414 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | 0 |
| **Total Liabilities** | 2,414 |
| **EQUITY** | |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,631 |
| Accumulated Other Comprehensive Income/(Loss) | (2,526) |
| Total Retained Earnings | 2,169 |
| Proportional Ownership Equity | 0 |
| **Total NASDAQ OMX Stockholders' Equity** | 4,273 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 4,273 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 6,688 |

**The NASDAQ OMX Group, Inc.**
**Unconsolidated Balance Sheet - Verdbrefaskraning Islands hf**
(in thousands, unaudited)

|  | Year Ended December 31, 2014 |
|---|---|
| **REVENUE** |  |
| Market Services Revenues | 5,227 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 19 |
| **Total Revenues** | 5,246 |
| **COST OF REVENUES** |  |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | 5,246 |
| **Operating Expenses:** |  |
| Compensation and Benefits | 1,018 |
| Marketing and Advertising | 4 |
| Depr and Amortization | 8 |
| Professional and Contract Services | 232 |
| Computer Ops and Data Communication | 360 |
| Occupancy | 127 |
| Regulatory | 34 |
| General Administrative and Other | 976 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | 2,758 |
| **Operating Income** | 2,488 |
| Total Interest Income | 333 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 2,819 |
| **Income Tax Provisions** | 526 |
| **Net Income** | 2,293 |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to NASDAQ OMX Group, Inc.** | 2,293 |

# NASDAQ OMX PHLX LLC

# FORM 1 - Amendment of June 29, 2015

# EXHIBIT I

CONSOLIDATED FINANCIAL STATEMENTS

NASDAQ OMX PHLX LLC and Subsidiary
Year Ended December 31, 2014
With Report of Independent Auditors

# NASDAQ OMX PHLX LLC and Subsidiary

# Consolidated Financial Statements

Year Ended December 31, 2014

## Contents



**Building a better working world**

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

# Report of Independent Auditors

The Board of Directors and Member
NASDAQ OMX PHLX LLC and Subsidiary

We have audited the accompanying consolidated financial statements of NASDAQ OMX PHLX LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1



**Building a better**
**working world**

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NASDAQ OMX PHLX LLC and Subsidiary at December 31, 2014, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

June 17, 2015

# NASDAQ OMX PHLX LLC and Subsidiary

## Consolidated Balance Sheet

### December 31, 2014
*(In Thousands)*

**Assets**

Current assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 21 |
| Receivables, net of reserve for uncollectible accounts | | 29,772 |
| Tax receivable | | 10,867 |
| Deferred tax assets | | 3,631 |
| Other current assets | | 53 |
| Total current assets | | 44,344 |

Long-term assets

| | |
|---|---:|
| Investment in non-consolidated affiliate | 13,189 |
| Property and equipment, net | 19,208 |
| Non–current deferred tax assets | 19,179 |
| Goodwill | 503,610 |
| Intangible assets, net | 291,681 |
| Other assets | 588 |
| Total long-term assets | 847,455 |
| Total assets | $ 891,799 |

**Liabilities and member's equity**

Current liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 2,216 |
| Accrued personnel costs | | 2,933 |
| Payable to affiliated companies, net | | 345,513 |
| Current portion of accrued retirement obligation | | 1,488 |
| Section 31 fees payable to the SEC | | 11,955 |
| Current deferred tax liability | | 4,879 |
| Other accrued liabilities | | 10,769 |
| Total current liabilities | | 379,753 |

Long-term liabilities

| | |
|---|---:|
| Non-current deferred tax liability | 128,091 |
| Accrued retirement obligation | 36,266 |
| Other liabilities | 10,928 |
| Total long-term liabilities | 175,285 |
| Total liabilities | 555,038 |

**Member's equity**

| | |
|---|---:|
| Total member's equity | 336,761 |
| Total liabilities and member's equity | $ 891,799 |

*See accompanying notes to these consolidated financial statements.*

# NASDAQ OMX PHLX LLC and Subsidiary

## Consolidated Statement of Income

### Year Ended December 31, 2014
*(In Thousands)*

| | |
|---|---:|
| **Revenues** | |
| Transaction services | $ 252,808 |
| Access services | 21,099 |
| Market data | 17,057 |
| Other revenue | 3,803 |
| Total revenues | 294,767 |
| | |
| **Cost of revenues** | |
| Transaction rebates | (111,661) |
| Brokerage, clearance, and exchange fees | (32,255) |
| Total cost of revenues | (143,916) |
| | |
| Revenues less transaction rebates, brokerage, clearance, and exchange fees | 150,851 |
| | |
| **Operating expenses** | |
| Compensation and benefits | 9,594 |
| Depreciation and amortization | 11,984 |
| Regulatory | 2,607 |
| Occupancy | 1,620 |
| Computer operations and data communications | 635 |
| Professional and contract services | 265 |
| Marketing | 528 |
| General, administration, and other | 9,062 |
| Total operating expenses | 36,295 |
| | |
| Operating income | 114,556 |
| Income from unconsolidated investee | 12,855 |
| Net income before income tax expense | 127,411 |
| | |
| Provision for income taxes | (52,611) |
| Net income | $ 74,800 |

*See accompanying notes to these consolidated financial statements.*

# NASDAQ OMX PHLX LLC and Subsidiary

## Consolidated Statement of Comprehensive Income

### Year Ended December 31, 2014
*(In Thousands)*

| | | |
|---|---|---:|
| Net income: | $ | 74,800 |
| Other comprehensive income: | | |
| Employee benefit plans: | | |
| Employee benefit plan adjustment losses | | (8,258) |
| Income tax benefit | | 3,400 |
| Total other comprehensive income, net of tax | | (4,858) |
| Comprehensive income | $ | 69,942 |

*See accompanying notes to these consolidated financial statements.*

# NASDAQ OMX PHLX LLC and Subsidiary

## Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2014
*(In Thousands)*

|  | Accumulated Other Comprehensive Loss, Net | Retained Earnings | Member's Equity | Total Member's Equity |
|---|---|---|---|---|
| Balance at January 1, 2014 | $ (8,479) | $ 150,260 | $ 128,700 | $ 270,481 |
| Net income | — | 74,800 | — | 74,800 |
| Change in other comprehensive loss, employee benefit plan adjustments, net of taxes of $3,400 | (4,858) | — | — | (4,858) |
| Transfer of NFX Common Stock to NASDAQ | — | - | (3,662) | (3,662) |
| Balance at December 31, 2014 | $ (13,337) | $ 225,060 | $ 125,038 | $ 336,761 |

*See accompanying notes to these consolidated financial statements.*

# NASDAQ OMX PHLX LLC and Subsidiary

## Consolidated Statement of Cash Flows

Year Ended December 31, 2014
*(In Thousands)*

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $ 74,800 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 11,987 |
| Income from unconsolidated investee | (12,855) |
| Loss on disposal of fixed assets | 954 |
| Deferred taxes, net | 4,201 |
| Net change in operating assets and liabilities: | |
| Receivables, net of reserve for uncollectible accounts | (5,507) |
| Other current assets and other assets | 704 |
| Accounts payable and accrued expenses | 80 |
| Section 31 fees payable to the SEC | 3,729 |
| Payables to affiliated companies, net | (69,498) |
| Accrued personnel costs | (1,480) |
| Accrued retirement obligation | (1,992) |
| Other liabilities | (13) |
| Net cash provided by operating activities | 5,110 |

**Cash flows from investing activities**

| | |
|---|---:|
| Purchases of property and equipment | (5,107) |
| Net cash used in investing activities | (5,107) |

| | |
|---|---:|
| Net change in cash and cash equivalents | 3 |
| Cash and cash equivalents at beginning of period | 18 |
| Cash and cash equivalents at end of period | $ 21 |

**Supplemental disclosure of cash flow information**

Cash paid during the year:

| | |
|---|---:|
| Income taxes[1] | $ - |
| Interest | $ - |

(1) *Federal, state and local income tax liabilities of $46.8 million were settled through intercompany accounts.*

*See accompanying notes to these consolidated financial statements.*

# NASDAQ OMX PHLX LLC and Subsidiary

## Notes to Consolidated Financial Statements

### December 31, 2014

## 1. Organization and Operations

NASDAQ OMX PHLX LLC (the "Exchange" or "PHLX"), formerly known as NASDAQ OMX PHLX, Inc. and the Philadelphia Stock Exchange, Inc., is a registered national securities exchange in the United States ("U.S.") owned and operated by The NASDAQ OMX Group, Inc. ("NASDAQ OMX" or the "Parent"). The Exchange provides facilities for the trading of equity option, index option, and foreign currency option products for its members. In addition, the Exchange operates PSX, a cash equities market.

The Stock Clearing Corporation of Philadelphia ("SCCP") is the Exchange's wholly owned subsidiary. SCCP ceased clearing operations on December 31, 2008. The Exchange and SCCP are subject to regulatory oversight by the SEC. SCCP is currently an inactive entity.

On January 1, 2014, NASDAQ OMX Futures, Inc. ("NFX") transferred its capital stock from PHLX, its then current stockholder, to NASDAQ OMX, the ultimate parent.

## Basis of Presentation

The consolidated financial statements, which include the accounts of PHLX and its wholly owned subsidiary, are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

When PHLX does not have a controlling interest in an entity but exercises significant influence over the entity's operating and financial policies, such investment is accounted for under the equity method of accounting. PHLX recognizes its share of earnings or losses of an equity method investee based on its ownership percentage. As permitted under U.S. GAAP, for certain equity method investments for which financials information is not sufficiently timely for PHLX to apply the equity method of accounting currently, PHLX records its share of the earnings or losses of the investee from the most recent available financial statements. See Note 3, "Equity Method Investment" for further discussion of PHLX's equity method investments.

## 2. Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable. Actual results could differ from those estimates.

### Recently Issued Accounting Pronouncements

For the year ended December 31, 2014, the Exchange has not adopted any new accounting pronouncements that had a material impact on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for us on January 1, 2017. Early adoption is not permitted. The Exchange is currently assessing the impact that this standard will have on its consolidated financial statements.

### Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2014, the Exchange held no cash equivalents.

## 2. Summary of Significant Accounting Policies (continued)

### Revenue Recognition

*Transaction Services*

*Cash Equity Trading:* Cash equity trading revenues are variable, based on individual customer share volumes, and recognized as transactions occur. We charge transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on PSX as well as on orders that are routed to other market venues for execution.

The Exchange records execution revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues. Nasdaq Execution Services, LLC ("NES"), an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ OMX, operates as PSX's routing broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. Cash equity trading revenues are recorded within transaction services on the Consolidated Statement of Income.

The Exchange credits a portion of the per share execution charge to the market participant that provides the liquidity and record these credits as transaction rebates on the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in accounts payable and accrued expenses on the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $21.0 million for the year ended December 31, 2014.

Also, the Exchange pays Section 31 fees to the SEC for supervision and regulation of securities markets. For equities, the fees are billed on a settlement date basis and collected by the NSCC. The Exchange passes these costs along to its customers through its cash equity trading fees. The Exchange collects the fees as a pass-through charge from organizations executing eligible trades on the PSX platform and recognizes these amounts in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded within Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on revenues less transaction rebates, brokerage, clearance and exchange fees.

## 2. Summary of Significant Accounting Policies (continued)

*Derivative Trading:* Derivative trading revenues are variable, based on traded and cleared volumes, and recognized when executed or when contracts are cleared. The principal types of derivative contracts traded on PHLX are equity options and index options. PHLX, records derivative trading revenues from transactions on a gross basis in revenues and records related expenses as cost of revenues, as it has certain risk associated with trade execution. Derivative trading revenues are included within transaction services on the Consolidated Statement of Income. For derivative trading, PHLX credits a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and records these credits as transaction rebates on the Consolidated Statement of Income. PHLX also provides a transaction charge credit to member organizations who send firm business in excess of monthly volume caps. NASDAQ Options Services, LLC, an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ OMX, and NES operated as PHLX's routing broker-dealers for sending exchange-listed option orders from PHLX to other venues for execution in accordance with member order instructions and requirements. These transaction rebates are paid on a monthly basis and the amounts due from equity option transaction rebates are included in accounts payable and accrued expenses and the amounts due from options transaction rebates are included as a reduction of receivables, net of reserve for uncollectible accounts on the Consolidated Balance Sheet. Transaction rebates related to derivative trading were $90.7 million for the year ended December 31, 2014.

Also, PHLX pays Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). PHLX passes these costs along to our customers through our derivative trading fees. PHLX collects the fees as a pass-through charge from organizations executing eligible trades on the PHLX platform and recognizes this amount in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our revenues less transaction rebates, brokerage, clearance and exchange fees.

## 2. Summary of Significant Accounting Policies (continued)

As discussed in Note 11, PHLX's Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. Under this rule, PHLX, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into its platform.

*Access Services*

The Exchange generates revenues by providing market participants with several alternatives for accessing its markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, access services revenues vary depending on the type of connection provided to customers. Access services revenues primarily includes port fees, trading post rental fees, and trading and permit fees. Access services revenues are recognized on a monthly basis as the service is provided, and are included within access services revenues on the Consolidated Statement of Income.

*Market Data*

Market data revenues include options security price data revenue and equity market data revenue. Security price data revenue includes distributions from the Exchange's participation in the Options Price Reporting Authority. Market data revenue includes revenues earned from the Exchange's participation in the Consolidated Tape A, Tape B, and Tape C plans. Market data revenue is recognized on a monthly basis, and is included within market data revenues on the Consolidated Statement of Income.

*Other*

Other revenues are primarily composed of regulatory fees, which include fines and examination fees from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

### Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are primarily related to monthly transaction fees and member fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net

## 2. Summary of Significant Accounting Policies (continued)

of recoveries. The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), PHLX records a specific provision for bad debts against amounts due to reduce the receivable to the amount PHLX reasonably believes will be collected. Due to changing economic, business and market conditions, management reviews the reserve for bad debts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was de minimis at December 31, 2014.

### Equity Method Investments

In general, the equity method of accounting is used when PHLX owns 20% to 50% of the outstanding voting stock of a company and when PHLX is able to exercise significant influence over the operating and financial policies of a company. PHLX has an investment in which it has determined that it has significant influence and as such accounts for the investment under the equity method of accounting. PHLX records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. PHLX evaluates its equity method investment for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. In addition, for investments where the market value is readily determinable, PHLX considers the underlying stock price. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

### Property and Equipment, Net of Accumulated Depreciation

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures is provided using the straight-line method over ten years. Depreciation of acquired software and equipment is provided using the straight-line method over five years. Depreciation of internally developed software is

## 2. Summary of Significant Accounting Policies (continued)

provided using the straight-line method over two to five years. Leasehold improvements are amortized over the lesser of the lease term or ten years.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

## Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to PHLX based on the assignment of the fair values of the acquired company. PHLX is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying amount may be impaired. PHLX tests for impairment during the fourth quarter of its fiscal year using carrying amounts as of October 1.

In conducting the 2014 annual impairment test for goodwill, PHLX first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, PHLX determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, PHLX concludes that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

## 2. Summary of Significant Accounting Policies (continued)

PHLX utilized the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2014. In conducting the initial qualitative assessment, PHLX analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, PHLX assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, as well as a guideline public company valuation, incorporating relevant trading multiples of comparable companies and other factors.

The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by management. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

No impairment of goodwill was identified for the year ended December 31, 2014. However, events such as economic weakness or unexpected significant declines in operating results of reporting units may result in goodwill impairment charges in the future.

## 2. Summary of Significant Accounting Policies (continued)

### Intangible Assets, Net of Accumulated Amortization

Intangible assets, net of accumulated amortization, primarily include exchange and futures registrations, customer relationships, trade names, and technology. The exchange and futures registrations and trade names have indefinite lives. Intangible assets with finite lives, such as customer relationships and technology, are amortized on a straight-line basis over their average estimated useful lives as follows:

- Customer relationships: 10-30 years

- Technology: 3-5 years

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

The estimated useful life of developed and new technology is based on the likely duration of benefits to be derived from the technology. We consider such factors as the migration cycle for re-platforming existing technologies and the development of future generations of technology.

PHLX also gives consideration to the pace of the technological changes in the industries in which it sells its products.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, PHLX tests for impairment of indefinite-lived intangible assets during the fourth quarter of its fiscal year using carrying amounts as of October 1.

## 2. Summary of Significant Accounting Policies (continued)

In conducting the 2014 annual impairment test for indefinite lived intangible assets, PHLX first performed a qualitative assessment to determine whether it was more likely than not that the fair value of an indefinite-lived intangible asset was less than the carrying amount as a basis for determining whether it was necessary to perform the quantitative impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, PHLX determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the quantitative test for indefinite-lived intangible assets impairment is performed for the appropriate intangible assets. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded for the difference.

### Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized on the consolidated financial statements. The Exchange's policy is to recognize interest and/or penalties related to income tax matters in provision for income taxes on the Consolidated Statement of Income.

NASDAQ OMX PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

## 2. Summary of Significant Accounting Policies (continued)

### Share-Based Compensation

The Exchange is part of a share-based compensation program that provides NASDAQ OMX's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to the Exchange from the Parent. Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. PHLX recognizes compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

### Pension Plan and Postretirement Benefit Plan

The Exchange administers a defined benefit pension plan and a postretirement benefit plan covering substantially all employees. The defined benefits are based primarily on years of service and employee's average pay over the employee's career with the Exchange. The Exchange accounts for these plans under ASC 715, *Compensation-Retirement Benefits*.

## 3. Equity Method Investment

The carrying amount of PHLX's equity method investment totaled $13.2 million as of December 31, 2014 and is included in investment in non-consolidated affiliate on the Consolidated Balance Sheet. As of December 31, 2014, PHLX's equity method investment consisted solely of its equity interest in the OCC. The net income from PHLX's equity method investment was $12.9 million in 2014 and is included in income from unconsolidated investee in the Consolidated Statement of Income.

## 4. Goodwill and Intangible Assets

### Goodwill

On July 24, 2008, NASDAQ OMX completed the acquisition of PHLX. NASDAQ OMX's cost to acquire PHLX of approximately $707.5 million ($652.0 million cash paid plus approximately $11.8 million of direct acquisition costs and $43.7 million of working capital adjustments) was subject to certain post-closing adjustments.

PHLX utilized the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2014. In conducting the initial qualitative assessment, PHLX analyzed actual and projected growth trends, as well as historical performance versus plan and the results

**4. Goodwill and Intangible Assets (continued)**

of prior quantitative tests performed. Additionally, PHLX assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. At December 31, 2014, goodwill relating to the acquisition was $503.6 million. There were no changes to goodwill during the year ended December 31, 2014.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2014. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

**Intangible Assets**

The following table presents the details of the purchased intangible assets acquired in the PHLX acquisition. All purchased intangible assets with finite lives are amortized using the straight-line method.

| | Gross Carrying Amount | Weighted-Average Useful Life (in Years) |
|---|---|---|
| | *(In Millions)* | |
| Intangible assets: | | |
| Exchange and futures registrations | $ 207.0 | Indefinite |
| Customer relationships | 112.9 | 21 years |
| Technology | 3.1 | 5 years |
| Trade names | 6.4 | Indefinite |
| Total intangible assets | $ 329.4 | |

The Exchange completed its annual impairment test during 2014 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2014, no impairment was recorded with respect to finite-lived intangible assets.

## 4. Goodwill and Intangible Assets (continued)

A $5.0 million current deferred tax liability and a $149.0 million non-current deferred tax liability (total deferred tax liability of $154.0 million) was established based on the value of PHLX's assets using the PHLX U.S. statutory tax rate of 45.7% at the date of acquisition. As of December 31, 2014, the deferred tax liability is $120.6 million. The deferred tax liability represents the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($329.4 million) less accumulated book amortization ($37.7 million) through December 31, 2014 and the tax basis ($0) of such assets, using the U.S. statutory tax rate of 41.3%.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

|  | December 31, 2014 | | |
|---|---|---|---|
|  | Gross Carrying Amount | Accumulated Amortization | Net Intangible Assets |
|  | *(In Millions)* | | |
| **Finite-lived intangible assets** | | | |
| Technology | $ 3.1 | $ (3.1) | $ – |
| Customer relationships | 112.9 | (34.6) | 78.3 |
| Total finite-lived intangible assets | $ 116.0 | $ (37.7) | $ 78.3 |
| | | | |
| **Indefinite-lived intangible assets** | | | |
| Exchange and futures registrations | $ 207.0 | $ – | $ 207.0 |
| Trade names | 6.4 | – | 6.4 |
| Total indefinite-lived intangible assets | $ 213.4 | $ – | $ 213.4 |
| Total intangible assets | $ 329.4 | $ (37.7) | $ 291.7 |

Amortization expense for purchased finite-lived intangible assets was $5.4 million for the year ended December 31, 2014. The Exchange completed its annual impairment test during 2014 and determined that its indefinite-lived intangible assets were not impaired.

**4. Goodwill and Intangible Assets (continued)**

The estimated future amortization expense of purchased intangible assets as of December 31, 2014, is as follows (in millions):

| | | |
|---|---|---|
| 2015 | $ | 5.4 |
| 2016 | | 5.4 |
| 2017 | | 5.4 |
| 2018 | | 5.4 |
| 2019 | | 5.4 |
| 2020 and thereafter | | 51.3 |
| Total | $ | 78.3 |

**5. Property and Equipment, Net of Accumulated Depreciation**

The Exchange's property and equipment comprises the following:

| | December 31, 2014 | |
|---|---|---|
| | *(In Millions)* | |
| Software, internally developed / acquired | $ | 44.3 |
| Furniture, equipment, and leasehold improvements | | 17.2 |
| | | 61.5 |
| Less – accumulated depreciation and amortization | | (42.3) |
| Total property and equipment, net of accumulated depreciation | $ | 19.2 |

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $4.5 million of costs during the year ended December 31, 2014, included in property and equipment, net of accumulated depreciation on the Consolidated Balance Sheet. At December 31, 2014, unamortized capitalized software development was $2.5 million.

## 5. Property and Equipment, Net of Accumulated Depreciation (continued)

For the year ended December 31, 2014, capitalized software amortization expense was $3.8 million, while total depreciation expense relating to all other property and equipment was $2.8 million. These amounts are included in depreciation and amortization expense on the Consolidated Statement of Income.

## 6. Payment for Order Flow

As a way to attract orders from brokers, the Exchange pays brokers for routing orders to PHLX, using funds collected from Payment for Order Flow ("PFOF") fees. The Exchange administers the collection and payment of PFOF fees assessed on certain qualifying transactions. PFOF funds are made available to order flow providers at the direction of specialist units and Directed Registered Options Traders. At December 31, 2014, the Parent held total cash in the amount of $3.8 million and the Exchange held total receivable and payable balances of $4.4 million and $8.2 million, respectively, related to its PFOF programs, included in receivables, net of reserve for uncollectible accounts and other accrued liabilities, respectively, on the Consolidated Balance Sheet.

## 7. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns. On September 1, 2010, the Exchange converted from a Delaware Corporation to a Delaware Limited Liability Company. For periods after this date, the provision for income taxes for the Exchange will continue to be determined as if the Exchange filed separate federal tax returns. However, the state and local tax provision will be determined based on a revised apportionment allocation percentage resulting from such conversion.

## 7. Income Taxes (continued)

The Exchange's income tax provision for the year ended December 31, 2014 consists of the following amounts (in millions):

| | | |
|---|---|---:|
| Current: | | |
| Federal | $ | 36.5 |
| State and local | | 11.9 |
| Total current income taxes | $ | 48.4 |
| | | |
| Deferred: | | |
| Federal | $ | 2.7 |
| State and local | | 1.5 |
| Total deferred income taxes | $ | 4.2 |
| Total provision for income taxes | $ | 52.6 |

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2014, is as follows:

| | |
|---|---:|
| Federal | 35.0% |
| State and local income tax rate, net of federal effect | 6.5 |
| Other | (0.2) |
| Effective tax rate | 41.3% |

NASDAQ OMX PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

## 7. Income Taxes (continued)

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

| | December 31, 2014 |
|---|---|
| | *(In Millions)* |
| Deferred tax assets: | |
| State net operating loss | $ 0.2 |
| Compensation and benefits | 15.0 |
| Tax credits | 6.6 |
| Other | 1.0 |
| Gross deferred tax assets | 22.8 |
| | |
| Deferred tax liabilities: | |
| Software development costs | (6.7) |
| Acquired intangible assets | (120.6) |
| Other | (5.7) |
| Gross deferred tax liabilities | (133.0) |
| | |
| Net deferred tax liabilities before valuation allowance | (110.2) |
| Less: valuation allowance | — |
| Net deferred tax liabilities | $ (110.2) |

As of December 31, 2014, the Exchange carries a federal tax receivable from the prior year of $10.9 million related to a 2008 federal net operating loss ("NOL"), generated before the business combination with NASDAQ OMX. The entire NOL was carried back to 2006 and 2007.

As of December 31, 2014, the Exchange had tax credits of approximately $6.6 million. These tax credits primarily relate to research and development credits. These credits expire in 2018 through 2027.

## 7. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits, as of December 31, 2014, is as follows (in millions):

| | | |
|---|---|---:|
| Beginning balance | $ | 8.5 |
| Additions as a result of tax positions taken in the current period | | 1.1 |
| Reductions as a result of tax positions taken in prior periods | | 0.4 |
| Settlements | | (0.6) |
| Ending balance | $ | 9.4 |

At December 31, 2014, the Exchange has accrued $0.4 million in interest and/or penalties related to income tax matters.

The federal income tax return for years 2006 and 2007 are currently under examination by the Internal Revenue Service and the Exchange remains subject to examination for 2008. For the periods after July 24, 2008, the Exchange's operating results are included in the federal income tax return filed by NASDAQ OMX. NASDAQ OMX and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. NASDAQ OMX's federal income tax returns for the years 2011 and 2012 are currently under audit by the Internal Revenue Service and we are subject to examination for 2008, 2010 and 2013. The Exchange remains subject to audit by state and local tax authorities for years 2009–2013.

Federal income tax liabilities of $34.9 million and state and local income tax liabilities of $11.9 million were settled through intercompany accounts.

## 8. Employee Benefits

**Pension Plan and Postretirement Benefit Plan**

The Exchange participates in a trusteed non-contributory pension plan and a postretirement benefit plan covering substantially all employees of PHLX and its subsidiary. The Exchange provides defined benefits that are based primarily on years of service and based on an employee's average pay over the employee's career with the Exchange.

## 8. Employee Benefits (continued)

The postretirement benefit plan provides certain health care and life insurance benefits for retired employees. Substantially all of the Exchange's employees may become eligible for those benefits if they reach normal retirement age while employed by the Exchange and fulfill other eligibility requirements as specified by the plan.

Subsequent to the acquisition of the Exchange by NASDAQ OMX on July 24, 2008, the Philadelphia Stock Exchange, Inc. and Stock Clearing Corporation of Philadelphia Employees' Pension Plan (the "PHLX Pension Plan") was "frozen," effective December 31, 2008. As a result, future service and salary for all participants will not count toward an accrual of benefits under the PHLX Pension Plan after December 31, 2008. However the PHLX Pension Plan legally remains in effect and all of the other terms and conditions of the PHLX Pension Plan (including those governing the time and form of benefit payment) continue to apply without any change. Accordingly, the "freeze" did not accelerate the payment of benefits under the PHLX Pension Plan. The "freeze" had no effect on the PHLX Pension Plan but did result in a curtailment gain in the Postretirement Benefits Plan. The PHLX Pension Plan is currently sponsored by the Exchange and funded by the Parent.

## 8. Employee Benefits (continued)

The funded status of the PHLX defined benefit plan and postretirement benefit plan is as follows:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | *(In Millions)* | | | |
| Benefit obligation, end of year | $ | 53.1 | $ | 1.7 |
| Fair value of plan assets, beginning of year | | 40.3 | | – |
| Actual return on plan assets | | 1.8 | | – |
| Employer contributions | | – | | 0.1 |
| Employee contributions | | – | | – |
| Benefits paid | | (1.7) | | (0.1) |
| Fair value of plan assets, end of year | | 40.4 | | – |
| Underfunded status, end of year | $ | (12.7) | $ | (1.7) |
| | | | | |
| Amounts recognized in consolidated balance sheet at December 31, 2014: | | | | |
| Current liabilities (anticipated contributions) | $ | – | $ | (0.3) |
| Non-current liabilities | | (12.7) | | (1.4) |
| Net amount recognized in consolidated balance sheet | $ | (12.7) | $ | (1.7) |
| | | | | |
| Amounts recognized in accumulated other comprehensive loss at December 31, 2014: | | | | |
| Unrecognized actuarial loss/(gain) | $ | 17.2 | $ | (7.6) |

The postretirement benefit plan provides certain health care and life insurance benefits for retired employees.

The accumulated benefit obligation for the pension plan at December 31, 2014 was $53.1 million, of which $12.7 million was underfunded. The underfunded portion of the accumulated benefit obligation for the pension plan is included in the non-current portion of accrued retirement obligation on the Consolidated Balance Sheet. The accumulated postretirement benefit obligation at December 31, 2014 was $1.7 million and $0.3 million is included in the current portion of accrued retirement obligation and $1.4 million is included in the accrued retirement obligation on the Consolidated Balance Sheet.

## 8. Employee Benefits (continued)

| | Pension Benefits | Postretirement Benefits |
|---|---|---|
| Weighted-average assumptions used to determine obligations at December 31, 2014: | | |
| Discount rate | 4.20% | 4.20% |
| Rate of compensation increase | N/A | N/A |
| | | |
| Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2014: | | |
| Discount rate | 4.90% | 4.90% |
| Expected long-term return on plan assets | 7.30% | N/A |
| Rate of compensation increase | N/A | N/A |

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic pension cost and other postretirement benefits costs include the following components:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | *(In Millions)* | | | |
| Service cost | $ | – | $ | – |
| Interest cost | | 2.2 | | 0.1 |
| Expected return on plan assets | | (2.8) | | – |
| Recognized net actuarial loss | | 0.5 | | (0.5) |
| Net periodic benefit cost | $ | (0.1) | $ | (0.4) |

The Exchange's expected long-term rate on pension plan assets of 7.30% is based on the aggregate historical returns of the investments that comprise the defined benefit plan portfolio. The investment strategy of the plan is to achieve an asset allocation balance within planned targets to preserve principal while obtaining an average 7.30% annual return for the long-term.

## 8. Employee Benefits (continued)

The Exchange's strategy is to fund its defined benefit pension plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Exchange does not expect to contribute to the pension plan in 2014; however, additional contributions may be made to improve the funded status of the plan. The Exchange's pension plan asset allocation at December 31, 2014, and target allocation for 2015 by category are as follows:

| Asset Category | Percentage of Plan Assets 2014 | Target Allocation 2015 |
|---|---|---|
| Equity securities | 48% | 47% |
| Fixed income securities | 30% | 35% |
| Other investment strategies and cash | 22% | 18% |

Asset allocations are reviewed quarterly and adjusted, as appropriate, to remain within target allocations. The investment policy is reviewed on an annual basis, with the advice of an investment consultant, to determine if the policy or asset allocation targets should be changed.

The fair value of the benefit plan assets at December 31, 2014, by asset category and fair value hierarchy, are as follows:

| | Total Benefit Plan Assets as of December 31, 2014 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | *(In Millions)* | | | |
| Equity securities | $ 19.3 | $ — | $ 19.3 | $ — |
| Fixed income securities | 12.3 | — | 12.3 | — |
| Other investment strategies and cash | 8.8 | 2.1 | — | 6.7 |
| Total benefit plan assets | $ 40.4 | $ 2.1 | $ 31.6 | $ 6.7 |

## 8. Employee Benefits (continued)

Equity securities include securities held in various classes of domestic, international and emerging market equities. Fixed income securities include investments in U.S. fixed income and emerging markets debt. Other investment strategies and cash include cash, securities held in multi-strategy hedge funds, and securities held in real estate funds. Securities held in multi-strategy hedge funds are held in multiple asset classes and include investments in equity and fixed income securities. Securities held in real estate funds include investments in a real estate exchange traded fund and an open-end commingled fund.

The change in Level 3 plan assets for the year ended December 31, 2014 is as follows:

| | December 31, 2013 | Purchases | Sales | Net Unrealized Gain | December 31, 2014 |
|---|---|---|---|---|---|
| | | | *(In Millions)* | | |
| **Other investment strategies** | | | | | |
| Real estate investment | $ 1.1 | $ 1.8 | $ – | $ – | $ 2.9 |
| Hedge fund investment | 4.0 | – | (0.5) | 0.3 | 3.8 |
| Total benefit plan assets | $ 5.1 | $ 1.8 | $ (0.5) | $ 0.3 | $ 6.7 |

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

All Level 3 pension plan assets are valued by our independent third party investment plan manager. The Level 3 plan assets in the real estate investment are valued using various valuation techniques which include the income capitalization approach, the sales comparison approach and the cost approach. The Level 3 plan assets in the hedge fund investment are valued based on the net asset value of the underlying investments.

The expected rate of return on plan assets for the benefit plans represents PHLX's long-term assessment of return expectations which may change based on significant shifts in economic and financial market conditions. The long-term rate of return on plan assets is derived from return assumptions determined based on asset classes held and weighted based on the current target

## 8. Employee Benefits (continued)

allocation for each class. Over the long term, PHLX's investments in equity securities are expected to return between 6% and 9%, investments in fixed income securities are expected to return between 3% and 6%, other investment strategies are expected to return between 4% and 7%, and cash is expected to return between 1% and 2%. While PHLX considered the benefit plans' recent performance and other economic growth and inflation factors, which are supported by long-term historical data, the return expectations for each of these asset categories represents a long-term prospective return. Based on historical experience, PHLX believes that the plans' asset managers overall will provide a modest (1% per annum) premium to their respective market benchmark indexes.

Asset allocations are reviewed quarterly and adjusted, as appropriate, to remain within target allocations. The investment policy is reviewed on an annual basis, under the advisement of an investment consultant, to determine if the policy or asset allocation targets should be changed.

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows:

|  | Pension Benefits | Postretirement Benefits |
|---|---|---|
|  | (In Millions) | |
| Fiscal year ended: | | |
| 2015 | $ 1.7 | $ 0.3 |
| 2016 | 1.8 | 0.3 |
| 2017 | 1.8 | 0.3 |
| 2018 | 1.8 | 0.3 |
| 2019 | 1.9 | 0.2 |
| 2020–2024 | 11.0 | 0.4 |
|  | $ 20.0 | $ 1.8 |

## 8. Employee Benefits (continued)

### Supplemental Executive Retirement Plan

The Exchange maintains nonqualified Supplemental Executive Retirement Plans ("SERP") for certain key executives. The SERP is unfunded. The funded status of the SERP (in millions) is as follows:

| | | |
|---|---|---|
| Benefit obligation, end of year | $ | 16.2 |
| Change in plan assets | | |
| Fair value of plan assets, beginning of year | $ | – |
| Employer contributions | | 1.2 |
| Benefits paid | | (1.2) |
| Fair value of plan assets, end of year | $ | – |
| Funded status (unfunded), end of year | $ | (16.2) |
| | | |
| Amounts recognized in accumulated other comprehensive loss: | | |
| Unrecognized actuarial loss | $ | 1.3 |

The accumulated benefit obligation for the SERP at December 31, 2014 was $16.2 million of which $1.2 million is included in the current portion of accrued retirement obligation and $15.0 million is included in accrued retirement obligation on the Consolidated Balance Sheet. Weighted-average assumptions used to determine benefit obligations at December 31, 2014:

| | |
|---|---|
| Discount rate | 4.20% |
| Rate of compensation increase | N/A |

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2014:

| | |
|---|---|
| Discount rate | 4.90% |
| Expected long-term return on plan assets | N/A |
| Rate of compensation increase | N/A |

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

## 8. Employee Benefits (continued)

The Exchange's net periodic pension cost includes the following components (in millions):

| | | |
|---|---|---|
| Interest cost | $ | 0.7 |
| Recognized net actuarial gain | | (0.4) |
| Net periodic benefit cost | $ | 0.3 |

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

| Fiscal year ended: | | |
|---|---|---|
| 2015 | $ | 1.2 |
| 2016 | | 1.2 |
| 2017 | | 1.2 |
| 2018 | | 1.2 |
| 2019 | | 1.2 |
| 2020–2024 | | 5.9 |
| | $ | 11.9 |

As part of the Exchange acquisition on July 24, 2008, the Exchange accrued for future tax liabilities to be incurred by certain senior executives related to future SERP payouts. At December 31, 2014, the Exchange had a remaining payable of $7.2 million, which is included in accrued retirement obligation on the Consolidated Balance Sheet.

**Savings Plan**

The Exchange also participates in a voluntary defined contribution 401(k) plan that covers substantially all of the Exchange and its subsidiary's employees. Employer contributions to this 401(k) plan were $0.5 million during the year ended December 31, 2014, and are included in compensation and benefit expense on the Consolidated Statement of Income. The Exchange's plan was merged into the 401(k) plan of NASDAQ OMX effective January 1, 2009.

## 9. Share-Based Compensation

PHLX is part of the Parent's share-based compensation program that provides the Parent's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to PHLX from NASDAQ OMX. Grants of restricted stock, which includes awards and units, are designed to reward employees for their long-term contributions to PHLX and provide incentives for them to remain with PHLX. Restricted stock is generally time-based and vests over three to five-year periods beginning on the date of the grant.

Compensation expense for equity awards totaled $1.1 million during the year ended December 31, 2014, and is included in compensation and benefits on the Consolidated Statement of Income. At December 31, 2014, $1.6 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.0 year.

## 10. Related-Party Transactions

PHLX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by PHLX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by PHLX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies. At December 31, 2014, PHLX owed $345.5 million to the Parent, representing day to day expenses associated with operating the exchange. This balance is presented as payable to affiliated companies, net on the Consolidated Balance Sheet.

PHLX and its Parent and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $6.9 million for the year ended December 31, 2014, and are included in general, administration, and other on the Consolidated Statement of Income.

Occupancy costs are based on leases and adjusted for allocations to/from NASDAQ OMX based on a corporate allocation model based on usage by entity. The Exchange allocated out $1.6 million in expenses for the year ended December 31, 2014, which is included in occupancy on the Consolidated Statement of Income.

## 10. Related-Party Transactions (continued)

The Exchange incurs expenses relating to equities and options contracts routed to other external and internal venues on behalf of the Exchange by NES and NASDAQ Options Services, LLC ("NOS"), respectively, routing broker-dealer subsidiaries of the Parent, resulting in payables to affiliated companies. The Exchange also earns transaction and access fees from NES and NOS for equities and options contracts routed to PHLX, resulting in amounts receivable from affiliated companies. PHLX assessed $0.5 million in transaction and access fees to NES and NOS for options contracts routed to PHLX and $1.8 million in transaction and access fees to NES for equity shares routed to PHLX.

A Regulatory Services Agreement exists between PHLX, The NASDAQ Stock Market, LLC, and NASDAQ OMX BX Inc. that allows one Self-Regulatory Organization (SRO) to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

## 11. Commitment and Contingencies

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. See discussion of derivative trading in Note 2.

### General Litigation and Regulatory Matters

Self-Regulatory Organizations in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members.

## 11. Commitment and Contingencies (continued)

·The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect its business.

The Financial Industry Regulation Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

PHLX may be involved in litigation arising in the normal course of business. Except as disclosed above, PHLX is not a party to any litigation that management believes could have a material adverse effect on PHLX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2014.

### Operating Leases

Rental expense was $2.0 million for the year ended December 31, 2014 and is reflected in occupancy on the Consolidated Statement of Income. The Exchange has classified amounts totaling $0.5 million as deferred credits at December 31, 2014. The deferred rent credit represents the tenant improvement allowance paid to the Exchange and will be amortized over the life of the lease.

## 11. Commitment and Contingencies (continued)

The Exchange's minimum future annual rental obligations, exclusive of insurance, maintenance, and other costs, applicable to existing non-cancelable operating leases with third parties, are as follows (in millions):

| Year ending December 31: | | |
|---|---|---|
| 2015 | $ | 2.6 |
| 2016 | | 2.6 |
| 2017 | | 2.7 |
| 2018 | | 2.7 |
| 2019 | | 2.7 |
| 2020 and thereafter | | 6.2 |
| | $ | 19.5 |

## 12. Risks and Uncertainties

PHLX's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of PHLX's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which PHLX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. PHLX may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, PHLX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If PHLX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, PHLX may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its market technology business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

## 12. Risks and Uncertainties (continued)

PHLX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. PHLX's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Consolidated Balance Sheet. PHLX customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect PHLX's consolidated financial position and results of operations.

PHLX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of PHLX's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that PHLX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on PHLX's business, financial condition and operating results. PHLX must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

## 13. Fair Value of Financial Instruments

The carrying amounts reported on the Consolidated Balance Sheet for cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, net of reserve for uncollectible accounts, tax receivable, other current assets, other assets, accounts payable and accrued expenses, accrued personnel costs, payables to affiliated companies, net, Section 31 fees payable to the SEC, other accrued liabilities, and other liabilities, are reported at their contractual amounts, which approximate fair value due to their short term nature.

## 14. Subsequent Events

In March 2015, in connection with being designated systemically important by the Financial Stability Oversight Council, OCC implemented a capital plan, which was initially announced in December 2014, under which the options exchanges that are OCC's stockholders made new capital contributions to OCC, committed to make further capital contributions in the future under certain specified circumstances, and received certain commitments from OCC with respect to future dividend payments and related matters. Certain aspects of the OCC capital plan require approval by the SEC. Under the OCC capital plan, OCC's existing exchange stockholders, including PHLX, each contributed a pro-rata share of $150 million in new equity capital. PHLX's capital contribution was $30 million. OCC's exchange stockholders also committed to provide, as may become necessary from time to time, additional replenishment capital on a pro-rata basis if certain capital thresholds are triggered. For its part, OCC adopted specific policies with respect to fees, customer refunds and stockholder dividends, which envision an annual dividend payment to its stockholders equal to the portion of OCC's after-tax income that exceeds OCC's capital requirements after payment of refunds to OCC's clearing members (with such customer refunds generally to constitute 50% of the portion of OCC's pre-tax income that exceeds OCC's capital requirements). After the SEC staff approved the OCC capital plan and the stockholders made their capital contributions, the plan's further effectiveness was suspended under the applicable SEC rules because certain unrelated parties petitioned the full Commission to reconsider the capital plan's approval. If the SEC staff's approval is reversed or the suspension of the capital plan's effectiveness is not lifted in a timely manner, then the transaction may be reversed and the 2015 capital contributions returned to stockholders.

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